Form 10-K405, Exhibit 13
period 1997-02-01
CATHERINES STORES CORP
filed 1997-05-05
CIK 875194

Exhibit 13.1

To Our Shareholders:

     Catherines Stores Corporation's total sales for the year were $268.0 million compared to $274.1 in fiscal 1995. The prior fiscal year contained 53 weeks compared to 52 weeks in the current year. Based on a comparable 52 week period, total sales declined 1.2% and comparable stores' sales declined 5.3%. The Company improved its merchandise margin by 87 basis points over last year and reduced its costs per store by 4.2%.

     Net income for fiscal 1996 was $1.3 million compared to $3.1 million in fiscal 1995, and earnings per share was $0.17 in fiscal 1996 and $0.40 in fiscal 1995. In fiscal 1996, the Company wrote down $1.0 million of impaired assets after determining that future expected cash flows from certain stores would be less than the Company's current investment. Most of the assets written down related to stores opened in the last two years. In fiscal 1995, the Company made a similar evaluation that resulted in a $1.9 million write down. In addition, in 1995 the Company incurred costs of $779,000 to close 12 underperforming stores. After taxes, these write-downs reduced net income by $0.07 and $0.23 in fiscal 1996 and 1995, respectively.

Merchandising and Marketing Initiatives
---------------------------------------

     Based on the continued difficult retail environment, the Company has taken a number of steps to communicate directly with our customers to better understand their shopping patterns, preferences and lifestyle needs.

     The Company has formed a Consumer Advisory Board in its headquarters city of Memphis, Tennessee, comprised of current and past shoppers, representing two of our four formats. In addition, we have organized focus groups in four major cities where we have a significant number of stores. Also, a phone survey was conducted, reaching hundreds of customers who had shopped in our stores in 1995 but not in 1996. They were questioned as to why they no longer shopped with us. To learn more about our customers' preferences, we also mailed an extensive survey that we feel will provide us with invaluable information to assist us in refocusing our merchandising and marketing strategies.

     While we are still analyzing the results, the surveys indicate there are specific areas where we can improve our merchandising strategy and execution. The surveys also revealed many positive aspects that we can continue to capitalize upon and further promote.

     The Company has also realigned its top merchandising executives to provide greater concentration on more limited areas of responsibility. Stanley Grossman is now responsible for dresses, coats, intimate apparel and accessories for all divisions. Allen Weinstein is responsible for all sportswear merchandise.
This alignment will give us more focused market coverage and will enable us to concentrate on common opportunities and trends that will benefit all of our operating divisions.

     During fiscal 1996, we tested a preferred customer program for the credit card customers of The Answer division. Based on the results of that test, we are expanding this program to the Added Dimensions division in fiscal 1997. We continue to offer our customer perks card (a non credit card, offering special discounts) in the Catherine's and PS...Plus Sizes, Plus Savings divisions. We are looking to add additional incentives to these programs and believe they give the customer a reason to select our stores over our competitors.

Technology Investment
---------------------

     Over the past three years, the Company has invested over $2.1 million in hardware, software and training to allow more of our associates better access to information and increase their personal efficiency. Last year, the Company established its own training center and spent over 10,000 hours instructing our staff on basic personal computer fundamentals. We also trained our store field personnel, buyers and distributors on our new decision support tools which allow daily access to sales and style information at the store level. Our store field personnel now carry laptop computers so they have instant information as they travel to their stores.

     Two key programs to service our customers are our customer profile and style locator systems. With the customer profile system, we capture each customer's name and her purchases at the point of sale. This information allows us to tailor our direct mail approach to the specific customer and improve the efficiency of our direct mail advertising. The style locator system allows our stores to locate the customer's size and merchandise preference in any store across the chain. We then are able to send the customer's selection directly to her home. Both of these programs allow us to better service our customers.

     In fiscal 1997, we expect to invest $4.3 million, through capital leases, in updating our point of sale equipment and adding to our merchandise systems. We are replacing our five to six-year old register equipment with a personal computer based product which we expect to lease. This new platform at the point of sale will reduce our polling times and will position us to add other products and enhancements to improve store efficiency. The enhancements to the merchandising system are focused on the planning and allocation functions which will help coordinate and improve the matching of merchandise purchased to each store's unique, individual needs.

     Our overall technology strategy continues to include aligning with software partners who offer solutions suited for our business and to lease equipment whenever possible to avoid technological obsolescence. We believe the investment made in 1996 in training and technology will be of significant benefit in future years.

Expense Initiatives
-------------------

     We are constantly looking for ways to prudently reduce our overall expense base while retaining our service levels to both our customers and our stores. In fiscal 1997, we expect to benefit from our new point of sale equipment through reduced depreciation and communication costs. We have instituted a "floor ready" merchandise program with our vendors which will lead to cost savings in supplies and faster turnaround of merchandise at the stores. Changes in the health care industry have enabled us to shift the risk of rising costs to an insurance provider and to reduce the cost to the Company and our employees. We are also evaluating changes in telephone and lighting configurations at the store level to identify ways to reduce costs without affecting customer service.

Store Expansion and Cash Flow
-----------------------------

     We currently expect to open between seven and 10 stores and will remodel or relocate approximately 18 stores. Thus, our total capital expenditures for fiscal 1997 are expected to be between $4.0 to 4.5 million excluding leased equipment compared to average capital expenditures of $9.7 million over the past three years. We are continuing to evaluate our store base and expect to close at least five underperforming stores during the year. Where possible we will also approach landlords to negotiate early termination of leases for underperforming stores.

     Earnings before interest, depreciation, amortization and income taxes in fiscal 1996 was $12.0 million. At the end of the year we had approximately $13.4 million combined availability on our credit lines, which expire in March 1999. Our banks have worked closely with us over the last year to modify the agreement so that the Company remains in compliance with all covenants. We expect to lease our new point of sale equipment partly to preserve liquidity under our banking agreement.

Conclusion
----------

     We were certainly disappointed in the Company's fiscal 1996 results. We recognize that we must redouble our efforts to refocus our merchandise strategy while continuing to review our expense base for cost reductions. We continue to look for ways that technology can further enhance our operating results. We still believe that our customer base of women over 35 who wear large sizes will expand as the baby boom generation ages. Our employees, vendors, lenders and shareholders have supported us during a difficult time for the Company and the retail industry and we believe our efforts will bring improved results in fiscal 1997 and beyond.


  /s/ Bernard J. Wein

Bernard J. Wein
President & CEO









Management's Discussion and Analysis of Financial Condition and
Results of Operations

Forward-Looking Statements

     This outlook contains forward-looking statements based on current expectations that involve a number of uncertainties. The factors that could cause actual results to differ materially include the following: general economic conditions; competitive factors and pricing pressures; changes in product mix and fashion offerings; and inventory risks due to shifts in market demand.

Overview

     The Company's net income for the 52 week year ended February 1, 1997 ("1996") was $1,286,000 compared to $3,111,000 in the 53 week year ended February 3, 1996 ("1995") and $5,600,000 in the 52 week year ended January 28, 1995 ("1994"). Comparable 52 week stores' sales decreased 5.3% in 1996, increased 0.4% in 1995, and decreased 0.4% in 1994. Operating income margins were 1.3%, 2.3%, and 4.1% in 1996, 1995 and 1994, respectively.

     During 1996, the Company and its lenders amended their credit agreement twice, in September and December. The banks agreed to waive a financial convenant in 1996 and amended this covenant and certain other required financial ratios for future years. The Company also agreed to limit its capital expenditures to $11,000,000 in 1996 and to $8,000,000 in subsequent years.
Furthermore, the agreement was extended to March 15, 1999. This credit agreement provides a working capital facility of $25,000,000, a swing line of credit of $3,000,000 and a term loan which has a remaining balance of $2,250,000. The term loan requires a quarterly principal payments of $250,000.

     In 1996, the Company wrote-off $944,000 of impaired assets after determining that the future cash flows generated by these assets would be less than the assets' book value. A similar analysis in 1995 resulted in a write-off of $1,957,000. In addition, in 1995 the Company incurred costs of $779,000 to close 12 underperforming stores. After taxes, these write-offs reduced earnings per common share by $0.07 in 1996 and $0.23 in 1995. The write-offs had no effect on the Company's cash flow.

     Net income per common share was $0.17 for 1996, $0.40 for 1995 and $0.71 for 1994. Without the impairment losses and store closing costs, earnings per common share would have been $0.24 in 1996 and $0.63 in 1995.

     The Company has a contract, which expires in the year 2000 unless renewed, to sell to a third party, without recourse, accounts receivable created by its private label credit card. The third party provides all authorization, billing and collection services for these accounts. At the end of the term, the Company can repurchase the receivables at face value.

     In 1996, the Company, with the approval of its Board of Directors, repurchased $3,736,000, or 509,500 common shares, of its outstanding common stock through open-market purchases at approximately $7.33 per common share. The share repurchases were financed with borrowings under the bank credit agreement.

Results of Operations

The following table sets forth income statement data, expressed as a percentage of net sales for 1996, 1995 and 1994:


                                           1996    1995    1994
                                           ----    ----    ----

Net sales                                 100.0   100.0   100.0

Cost of sales, including buying and
 occupancy costs                           70.3    69.7    68.6

Gross margin                               29.7    30.3    31.4

Selling, general and administrative
 expenses                                  27.6    26.5    26.6

Write-down of underperforming and
 closed store assets                        0.4     1.0      -

Amortization of intangible assets           0.4     0.5     0.7
                                          -----   -----   -----
Operating income                            1.3     2.3     4.1

Interest and other, net                     0.4     0.3     0.4

Income before income taxes                  0.9     2.0     3.7

Income taxes                                0.4     0.9     1.5

Net income                                  0.5     1.1     2.2

1996 Compared to 1995

     Net sales decreased 2.2% to $268,002,000 in 1996 from $274,130,000 in 1995. The sales decrease was primarily attributable to there being only 52 weeks in 1996 compared to 53 weeks in 1995, offset by the addition of 34 new stores. Comparable store sales on a 52 week basis decreased 5.3% due to a decrease in the number of customers and units sold, offset by an increase in the average units per salescheck and the average unit price.

     Gross margin, after buying and occupancy costs, decreased as a percentage of sales to 29.7% in 1996 from 30.3% in 1995. The decrease is primarily attributable to occupancy costs of new stores which represent a historically higher percentage to sales than occupancy costs of mature stores, offset by a reduction in promotional markdowns. Merchandise margins increased by 87 basis points.

     Selling, general and administrative expenses increased to $73,945,000 in 1996 from $72,598,000 in 1995. This increase was primarily attributable to the pre-opening and operating costs of 34 new stores and higher general office depreciation and employee benefit costs. Advertising and store payroll were reduced in reaction to sales trends and to maintain productivity. Average selling, general and administrative costs per store decreased 4.1%. As a percentage of sales, selling, general and administrative expenses increased to 27.6% from 26.5%.

     Under the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ('SFAS 121"), the Company wrote-down, to estimated fair market value, unamortized goodwill, leasehold improvements and furniture and fixtures related to 14 underperforming locations in 1996 and 40 underperforming locations in 1995 whose carrying values were impaired. These non-cash costs were $944,000 in 1996 and $1,957,000 in 1995. In addition, in 1995 the Company incurred costs of $779,000 for asset write-offs and other expenses related to the closing of 12 stores.

     Amortization of intangibles decreased to $1,168,000 in 1996 from $1,204,000 in 1995 due to fully amortizing certain intangibles. Interest expense increased to $1,127,000 in 1996 from $944,000 in 1995 as a result of increased borrowings under the credit facility, offset by lower interest rates.

     The effective tax rate for 1996 was 43.7% compared to 44.0% in 1995. The rate is primarily impacted by non-tax deductible goodwill charges and state income taxes.

1995 Compared to 1994

     Net sales increased 6.9% to $274,130,000 in 1995 from $256,427,000 in 1994. The sales increase was primarily attributable to 40 new stores opened in 1995 and there being 53 weeks in 1995 compared to 52 weeks in 1994. Comparable stores' sales on a 52 week basis increased at a 0.4% rate, due to an increase in the number of customers and the average unit price, offset by a reduction in the number of units per salescheck. The number of units sold remained relatively flat.

     Gross margin, after buying and occupancy costs, decreased as a percentage of sales to 30.3% in 1995 from 31.4% in 1994. The decrease is primarily attributable to an increase in promotional markdowns taken to maintain inventories at appropriate levels and higher depreciation expense. The Company's real estate costs were flat as a percentage of sales.

     Selling, general and administrative expenses increased to $72,598,000 in 1995 from $68,297,000 in 1994. This increase was primarily attributable to the pre-opening and operating costs of 40 new stores, and higher advertising and employee health care costs. As a percentage of sales, selling, general and administrative expenses decreased to 26.5% from 26.6%. The decrease results primarily from the elimination of the discount, supplemental and cost of funds fees assessed under the prior accounts receivable agreement, partially offset by the increases mentioned above.

     In 1995, in connection with the implementation of SFAS 121, the Company recorded $1,957,000 to write-down to estimated fair market value, unamortized goodwill, leasehold improvements and furniture and fixtures related to 40 underperforming locations whose carrying values were impaired. In addition, the Company incurred costs of approximately $779,000 for asset write-offs and other expenses related to the closing of 12 underperforming stores.

     Amortization of intangibles decreased to $1,204,000 in 1995 from $1,764,000 in 1994 because a consulting agreement with the former principal stockholder of an acquired company was fully amortized. Interest expense was flat.

     The effective income tax rate for 1995 was 44.0% compared to 41.7% in 1994. The rate is affected by increased non-tax deductible goodwill charges, offset by lower effective state income tax rates resulting from the Company's legal and corporate reorganization.

Liquidity and Capital Resources

Cash from Operations
--------------------

     Historically, the Company's primary sources of liquidity have been cash flow from operations and borrowings under its bank credit agreement.

     For the past three years, cash flow from operations was as follows:

(Dollars in thousands)                 1996     1995     1994
                                       ----     ----     ----

Net income.........................  $ 1,286  $ 3,111  $ 5,600
Depreciation and amortitzation.....    8,558    7,236    6,465
Other non-cash charges.............       83    1,897    1,485
Changes in current assets and
 liabilities.......................   (1,564)  (1,289)    (131)
                                      ------   ------   ------
Cash provided by operating
 activities........................    8,363   10,955   13,419
                                      ======   ======   ======

     In 1996 and 1995, lower net income resulted in a decline in operating cash flow. The Company was able to increase operating cash flow in 1994 by reducing its non-trade receivables and increasing its ratio of merchandise payables to inventory.

Banking Arrangements
--------------------

     The Company's amended bank credit agreement provides a $25,000,000 revolving credit facility and a $5,000,000 term loan, both secured by substantially all of the Company's assets, except domestic inventory. Interest is at either the bank's prime rate or the Eurodollar rate plus 1 1/4%, at the Company's option. The working capital facility also requires an annual commitment fee of 1/2 of 1% of the average daily amount of available unused commitment. The working capital facility may also be used to fund letters of credit. The term loan payments are $250,000 per quarter. The agreement also provides for a swing line of credit of $3,000,000 with the Company's agent bank. Under the terms of the agreement as amended, capital expenditures are limited to $11,000,000 in 1996 and $8,000,000 in each fiscal year thereafter. The agreement expires in March 1999.

     At February 1, 1997, the Company had $13,432,000 combined availability under its working capital and swing line of credit, after considering outstanding letters of credit of $2,568,000. The Company's peak borrowing under the working capital and swing line facility during 1996, including outstanding letters of credit, was $23,157,000 in November 1996. In 1995 and 1994, the peak borrowings were $17,213,000 in November 1995 and $17,817,000 in November 1994. Remaining principal payments of bank and other long-term obligations approximate $2,515,000 and $2,062,000 in 1997 and 1998, respectively.

     The Company believes that its internally generated cash flow, together with borrowings under the bank credit agreement, will be adequate to finance the Company's operating requirements, debt repayments and capital needs during the foreseeable future. Any material shortfalls in operating cash flow could require management to seek alternative sources of financing or to reduce the number of stores that the Company expects to open.

Capital Expenditures
--------------------

     The Company's capital expenditures, other than those funded by capital leases, were $10,780,000 in 1996, $9,873,000 in 1995 and
$8,452,000 in 1994. The majority of capital expenditures were for fixtures, equipment and leasehold improvements for new, relocated and remodeled stores. The Company opened 34 new stores in 1996, 40 new stores in 1995, and 35 new stores in 1994. Underperforming stores are closed upon lease termination, or earlier if possible. During the three fiscal years ended February 1, 1997, 27 stores were closed, including nine in 1996.

     In 1996, the Company through its master capital lease agreements financed the purchase of point-of-sale terminals for new stores and upgraded its data processing systems. The discounted present value of the additional rental payments was $1,601,000.
The total present value of all capital leases entered into by the Company as of February 1, 1997 is $3,041,000. At the end of the initial term of the leases, the Company has the option, to purchase the equipment, at fair market value, renew the leases or return the equipment.

     Some of the capital lease agreements require the Company to maintain certain financial ratios, minimum levels of net worth and working capital. Additionally, some of the capital lease agreements restrict future liens and indebtedness, sales of assets, and dividend payments. These covenants are the same as under the bank credit agreement.

     In 1997, the Company expects to open between seven and ten stores and relocate or remodel approximately 18 current locations. Anticipated capital expenditures are approximately $4,500,000. The Company anticipates funding these projects through internally generated cash flow and borrowings under its bank credit agreement. Also during 1997, the Company expects to invest $4,300,000 in updating its point of sale equipment and adding to its merchandise systems. These capital expenditures are anticipated to be financed by capital leases.

Working Capital
---------------

     The Company's working capital, current ratio, and ratio of sales to average working capital at the end of the last three fiscal years were as follows:

(Dollars in thousands)              1996      1995      1994
----------------------              ----      ----      ----

Working capital                   $22,209   $21,212   $18,749

Current ratio                         1.5       1.5       1.5

Ratio of sales to average
 working capital                     12.3      13.7      13.9

     The increase in working capital resulted primarily from additional inventory for new stores. The Company funds inventory purchases through cash flows from operations and favorable payment terms the Company has established with its vendors.

Common Stock Repurchase
-----------------------

     The Company, with the approval of its Board of Directors, repurchased $3,736,000, or 509,500 common shares, of its outstanding common stock through open-market purchases at approximately $7.33 per common share. The share repurchases were financed with borrowings under the bank credit agreement.

Inflation
---------

     Inflation has had only a minor effect on the Company's results of operations and its internal sources of liquidity and working capital. Management believes that the Company can maintain margins by increasing prices to offset inflationary cost increases.

Seasonality
-----------

     The Company's sales do not vary significantly by quarter. Unlike many other apparel retailers, the Company historically has realized a larger percentage of its operating income in the first half of the fiscal year, with the fourth quarter generally creating a loss to the Company's operating income. Higher margins are generated during the Easter and Mother's Day seasons due to lower promotional and clearance markdowns. The Company's operating loss during the fourth quarter is generally caused by price competition from other retailers, higher promotional costs and a shift to lower margin items in the mix of merchandise sold.







Catherines Stores Corporation and Subsidiaries
Consolidated Balance Sheets

                                           February 1,   February 3,
                                              1997          1996
                                           -----------   -----------

ASSETS
Current Assets:
  Cash and cash equivalents               $  2,992,339  $  3,954,808
  Receivables                                3,051,595     3,780,937
  Merchandise inventory                     51,933,957    50,077,984
  Prepaid expenses and other                 3,478,849     3,536,617
  Deferred income tax benefits (Note 8)      1,294,000       962,000
                                           -----------   -----------
    Total current assets                    62,750,740    62,312,346
                                           -----------   -----------

Property and Equipment, at cost:
  Land                                         500,000       500,000
  Buildings and leasehold improvements      22,703,829    18,635,489
  Fixtures and equipment                    27,799,419    21,316,361
  Equipment under capital leases             9,204,817     7,309,076
  Improvements in process                      425,542     1,719,818
                                           -----------   -----------
                                            60,633,607    49,480,744
  Less accumulated depreciation
   and amortization                        (25,119,716)  (18,083,516)
                                           -----------   -----------
                                            35,513,891    31,397,228
                                           -----------   -----------

Deferred Income Taxes (Note 8)                 388,000           -
Other Assets and Deferred Charges,
 net of accumulated amortization of
 $1,910,112 and $1,442,558 (Note 4)          2,999,552     3,299,862
Goodwill, net of accumulated
 amortization of $4,251,347 and
 $3,555,510                                 23,713,253    24,450,044
                                           -----------   -----------
                                          $125,365,436  $121,459,480
                                           ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                        $ 25,973,186  $ 26,184,815
  Accrued expenses (Note 5)                 12,053,356    11,870,012
  Current maturities of long-term
   bank and other debt                       2,514,849     3,045,734
                                           -----------   -----------
    Total current liabilities               40,541,391    41,100,561
                                           -----------   -----------

Long-Term Bank and Other Debt, less
 current maturities (Note 6)                14,877,902     7,718,518
Deferred Income Taxes (Note 8)                     -         408,000
Commitments and Contingencies
 (Notes 2, 7, and 9)
Stockholders' Equity:
  Preferred stock, $.01 par value,
   1,000,000 shares authorized,
   none issued                                     -             -
  Common stock, $.01 par value,
   50,000,000 shares authorized,
   7,191,656 and 7,673,174 shares
   issued and outstanding                       71,917        76,732
  Additional paid-in capital                46,390,691    49,958,108
  Retained earnings                         23,483,535    22,197,561
                                           -----------   -----------
    Total stockholders' equity              69,946,143    72,232,401
                                           -----------   -----------
                                          $125,365,436  $121,459,480
                                           ===========   ===========


             The accompanying notes are an integral
                  part of these balance sheets.









Catherines Stores Corporation and Subsidiaries
Consolidated Statements of Income

                                      Years Ended
                         ---------------------------------------
                         February 1,   February 3,   January 28,
                            1997          1996          1995
                         -----------   -----------   -----------
Net Sales               $268,001,571  $274,129,516  $256,427,347

Cost of sales,
 including buying
 and occupancy costs     188,520,002   191,096,720   175,815,887
                         -----------   -----------   -----------

Gross margin              79,481,569    83,032,796    80,611,460

Selling, general and
 administrative
 expenses                 73,944,644    72,598,074    68,296,609

Write-down of under-
 performing and closed
 store assets (Note 10)      956,231     2,736,261           -

Amortization of
 intangible assets         1,167,700     1,204,218     1,764,421
                         -----------   -----------   -----------

Operating income           3,412,994     6,494,243    10,550,430

Interest and other,
 net                       1,127,020       943,730       950,794
                         -----------   -----------   -----------

Income before income
 taxes                     2,285,974     5,550,513     9,599,636

Provision for income
 taxes (Note 8)            1,000,000     2,440,000     4,000,000
                         -----------   -----------   -----------

Net income              $  1,285,974  $  3,110,513  $  5,599,636
                         ===========   ===========   ===========

Net income per
 common share           $       0.17  $       0.40  $       0.71
                         ===========   ===========   ===========

Weighted average
 number of common
 shares outstanding        7,570,788     7,853,590     7,894,722
                         ===========   ===========   ===========


             The accompanying notes are an integral
               part of these financial statements.











Catherines Stores Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity

                             Additional
                    Common    Paid-In      Retained     Treasury
                    Stock     Capital      Earnings      Stock        Total
                    ------   ----------    --------     --------      -----
Balance at January
 29, 1994          $79,163  $52,496,633  $13,487,412  $       -    $66,063,208
Net income             -            -      5,599,636          -      5,599,636
Acquisition of
 300,000 shares of
 treasury stock        -            -            -     (2,975,539)  (2,975,539)
Net proceeds from
 the sale of 25,693
 shares of common
 stock                  36       51,657          -        177,025      228,718
                    ------   ----------   ----------   ----------   ----------
Balance at January
 28, 1995           79,199   52,548,290   19,087,048   (2,798,514)  68,916,023
Net income             -            -      3,110,513          -      3,110,513
Cancellation of
 treasury stock     (2,779)  (2,795,735)         -      2,798,514          -
Net proceeds from
 the sale of 31,176
 shares of common
 stock                 312      205,553          -            -        205,865
                    ------   ----------   ----------   ----------   ----------
Balance at
 February 3, 1996   76,732   49,958,108   22,197,561          -     72,232,401
Net income             -            -      1,285,974          -      1,285,974
Repurchase of
 509,500 shares of
 common stock       (5,095)  (3,730,992)         -            -     (3,736,087)
Net proceeds from
 the sale of 27,982
 shares of common
 stock                 280      163,575          -            -        163,855
                    ------   ----------   ----------   ----------   ----------
Balance at
 February 1, 1997  $71,917  $46,390,691  $23,483,535  $       -    $69,946,143
                    ======   ==========   ==========   ==========   ==========



             The accompanying notes are an integral
               part of these financial statements.











Catherines Stores Corporation and Subsidiaries
Consolidated Statements of Cash Flow

                                                  Years Ended

                                      February 1,  February 3,  January 28,
                                         1997         1996         1995
                                      -----------  -----------  -----------
Cash Flows from Operating Activities:
  Net Income                          $ 1,285,974  $ 3,110,513  $ 5,599,636
                                       ----------   ----------   ----------
  Adjustments to reconcile net
   income to net cash provided by
   operating activities-
  Depreciation and amortization         8,557,880    7,236,139    6,465,422
  Write-down of underperforming and
   closed store assets (Note 10)          920,980    2,494,203            -
  Provision for losses on receivables     164,453      151,057      641,165
  Write-off of deferred financing
   costs                                        -            -      138,093
  Change in deferred income taxes      (1,128,000)  (1,151,000)     240,000
  Net change in current assets and
   liabilities (Note 3)                (1,564,003)  (1,289,147)    (131,139)
  Change in other noncash reserves        302,402      622,789      465,471
  Change in other assets                 (176,785)    (219,431)           -
                                       ----------   ----------   ----------
     Total adjustments                  7,076,927    7,844,610    7,819,012
                                       ----------   ----------   ----------
     Net cash provided by operating
      activities                        8,362,901   10,955,123   13,418,648
                                       ----------   ----------   ----------
Cash Flows from Investing Activities:
  Capital expenditures                  *********   (9,872,713)  (8,451,782)
                                       ----------   ----------   ----------
     Net cash used by investing
      activities                        *********   (9,872,713)  (8,451,782)
                                       ----------   ----------   ----------
Cash Flows from Financing Actitivies:
  Sales of common stock                   163,855      205,865      228,718
  Repurchase of common stock           (3,736,087)           -   (2,975,539)
  Proceeds from issuance of
   long-term bank debt                  8,250,000    3,750,000    5,000,000
  Payment of deferred financing costs           -            -     (538,227)
  Retirement of long-term bank debt             -            -   (3,450,000)
  Principal payments of long-term
   bank and other debt                 (3,222,974)  (3,083,871)  (5,460,381)
                                       ----------   ----------   ----------
     Net cash provided (used) by
      financing activities              1,454,794      871,994   (7,195,429)
                                       ----------   ----------   ----------
Net Change in Cash and Cash
 Equivalents                             (962,469)   1,954,404   (2,228,563)
Cash and Cash Equivalents,
 beginning of year                      3,954,808    2,000,404    4,228,967
                                       ----------   ----------   ----------
Cash and Cash Equivalents,
 end of year                          $ 2,992,339  $ 3,954,808  $ 2,000,404
                                       ==========   ==========   ==========


             The accompanying notes are an integral
               part of these financial statements.






CATHERINES STORES CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Summary of Significant Accounting Policies

     Catherines Stores Corporation ("Catherines"), through its wholly-owned subsidiaries, operates retail specialty stores selling women's large-size clothing and accessories in stores located throughout the United States. Catherines' principal assets are its investments in its subsidiaries and a retail distribution center. Catherines provides merchandise buying and distribution services to the operating subsidiaries.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation
     The consolidated financial statements include the accounts of Catherines and its subsidiaries (collectively, the "Company").
Significant intercompany balances and transactions are eliminated in consolidation.

Fiscal Year
     The Company's fiscal year ends on the Saturday nearest January 31 of the following calendar year. Fiscal years 1996 and 1994 contained 52 weeks, while fiscal year 1995 contained 53 weeks.

Cash and Cash Equivalents
     Cash and cash equivalents include temporary investments in short-term securities with original maturities of three months or less.

Merchandise Inventory
     Merchandise inventory is stated at the lower of cost (applied on a first-in, first-out basis using the retail inventory method) or market. Trade and purchase discounts are recorded as a reduction of inventory cost in the period in which the merchandise is received. Certain general and administrative costs associated with both the buying and distribution of merchandise from the retail distribution center to the stores are included in inventory. These costs were approximately $2,646,000 and $2,441,000 at February 1, 1997 and February 3, 1996, respectively. Purchasing, distribution and occupancy costs charged to cost of sales were approximately $42,449,000, $39,301,000 and $35,753,000 in fiscal years 1996, 1995 and 1994, respectively.

Property and Equipment
     Depreciation is provided using the straight-line method based upon the estimated useful lives of the assets, which are 40 years for buildings and three to ten years for fixtures and equipment. Leasehold improvements are amortized over the shorter of their economic lives or the terms of the leases. Expenditures for maintenance and repairs are charged to operations, while renewals and betterments are capitalized. Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of these long-lived assets may not be recoverable, as measured by comparing the assets' net book value to the estimated future cash flows generated by their use. Impaired assets are recorded at the lesser of their carrying value or fair value.

Goodwill
     Goodwill represents the excess of the purchase price over the underlying fair value of net assets acquired. Goodwill is being amortized evenly over 40 years. The Company, at least annually, evaluates whether events or circumstances have occurred that may impact the recoverability of goodwill. Upon the occurrence of any such event or circumstance, the Company remeasures the realizable portion of goodwill using methodology similar to that for property and equipment.

Capitalization of Interest
     Interest on borrowed funds incurred during the construction of buildings and significant leasehold improvements is capitalized.
Interest costs capitalized were approximately $58,000, $47,000 and $19,000 in fiscal years 1996, 1995 and 1994, respectively.

Income Taxes
     Provision for income taxes is based on reported results of operations before income taxes. Deferred income taxes reflect the future tax consequences attributable to temporary differences between the Company's assets and liabilities for financial reporting and income tax purposes, using income tax rates in effect during the periods presented. The effect of a change in existing income tax rates is recognized in the income tax provision in the period that includes the enactment date.

Computation of Net Income per Common Share
     Net income per common share is computed as net income divided by the weighted average number of common shares outstanding during the period and issuable under the Company's stock option plans (see
Note 9).

Store Preopening Expenses
     Costs associated with the opening of new stores are expensed as incurred.

Advertising
     The Company expenses advertising costs when the event advertised occurs. Advertising expense, included in selling, general and administrative expenses in the accompanying consolidated statements of income, was $11,497,000, $11,900,000 and $10,274,000 in fiscal years 1996, 1995 and 1994, respectively.

Reclassifications
     Certain prior year balances have been reclassified to conform to current year presentation.

(2)  Accounts Receivable

     The Company sells accounts receivable from its proprietary credit card to a third party credit provider, without recourse.
The five-year agreement, which expires in March 2000, automatically renews unless terminated by either party or by mutual agreement.

     Under the agreement, the Company sells its receivables from in-house credit sales on a daily basis. Net proceeds from the sale of customer accounts receivable to the third party were approximately $104,232,000 for the year ended February 1, 1997, $105,603,000 for the year ended February 3, 1996 and $96,438,000 for the year ended January 28, 1995.

     The agreement allows the Company to repurchase the accounts receivable at the end of the five-year term and allows the purchaser to put the receivables back to the Company at face value in the event of a change in the Company's ownership. The net balance of accounts receivable held by the third party was approximately $75,698,000 at February 1, 1997, $67,232,000 at
February 3, 1996 and $61,444,000 at January 28, 1995.

(3)  Statements of Cash Flows

     The net change in current assets and liabilities reflected in the consolidated statements of cash flows was as follows:

                                          Years Ended
                            -----------------------------------------
                            February 1,    February 3,    January 28,
                               1997           1996           1995
                            -----------    -----------    -----------

Increase (decrease) in
 cash and cash
 equivalents -
  Receivables              $   544,889    $   394,881    $ 1,182,123
  Merchandise inventory     (2,127,375)    (5,749,161)    (7,848,853)
  Prepaid expenses and
   other                        57,768       (283,077)      (541,221)
  Accounts payable            (211,629)     1,999,529      6,973,985
  Accrued expenses             172,344      2,348,681        102,827
                            ----------     ----------     ----------
     Total                 $(1,564,003)   $(1,289,147)   $  (131,139)
                            ----------     ----------     ----------


In addition to the transactions in the accompanying consolidated statements of cash flows, the Company acquired equipment under capital lease obligations of approximately $1,601,000, $789,000 and $1,351,000 during fiscal years 1996, 1995 and 1994, respectively.

(4)  Other Assets and Deferred Charges

     Other assets and deferred charges, net of accumulated amortization, together with the related amortization methods and periods were as follows:

                            February 1,  February 3,       Amortization
                               1997         1996       Methods and Periods
                            -----------  -----------   -------------------
Covenants not to compete    $1,324,348    $1,581,606   Straight line over
                                                        term of agreements
Trademarks and tradenames    1,112,482     1,149,758   Straight line over
                                                        40 years
Deferred financing costs        69,805       242,824   Effective interest
                                                        method over term of
                                                        financing
Other                          492,917       325,674
                             ---------     ---------
     Total                  $2,999,552    $3,299,862
                             =========     =========

(5)  Accrued Expenses

     Accrued expenses consisted of the following:

                                     February 1,   February 3,
                                        1997          1996
                                     -----------   -----------

Payroll and related benefits         $ 2,430,673   $ 2,540,098
Taxes other than income taxes          1,138,246     1,793,844
Rent and other related costs           2,307,074     2,453,354
Deferred revenues                      1,830,652     1,750,529
Insurance                              1,006,664       824,907
Other                                  3,340,047     2,507,280
                                      ----------    ----------
     Total                           $12,053,356   $11,870,012
                                      ==========    ==========

(6)  Long-Term Bank and Other Debt

     Long-term bank and other debt consisted of the following:

                                    February 1,   February 3,
                                       1997          1996
                                    -----------   -----------

Due to banks:
  Term notes                        $ 2,250,000   $ 3,250,000
  Working capital notes              12,000,000     3,750,000
Other:
  Capital lease obligations           3,040,939     3,232,576
  Other notes and obligations           101,812       128,071
  Obligations to a former
   stockholder of an acquired
   company                                ---         403,605
                                     ----------    ----------
                                     17,392,751    10,764,252
Less current maturities              (2,514,849)   (3,045,734)
                                     ----------    ----------
Total                               $14,877,902   $ 7,718,518
                                     ==========    ==========

     The Company's bank credit agreement, as amended, provides a $5,000,000 term loan and a working capital facility of $25,000,000, secured by substantially all of the Company's assets, except domestic inventory. This facility also provides for a swing line of credit of $3,000,000 with the Company's agent bank. The interest rate is either the bank's prime rate or LIBOR plus 1 1/4%, at the Company's option. The weighted average interest rate on borrowings was 7.3% and 7.7% for the fiscal years ended February 1, 1997 and February 3, 1996. The working capital facility may also be used to fund letters of credit. The working capital facility requires an annual commitment fee of 1/2 of 1% of the average daily unused commitment. Term loan repayments are $250,000 per quarter. The bank credit agreement expires on March 15, 1999.

     At February 1, 1997, the Company had approximately $13,432,000 combined availability under its working capital and swing line facilities, after considering outstanding letters of credit of approximately $2,568,000. The Company's peak borrowing under the working capital and swing line facilities during fiscal year 1996, including outstanding letters of credit, was $23,157,000 in November 1996. In fiscal years 1995 and 1994 , the peak borrowings were $17,213,000 in November 1995 and $17,817,000 in November 1994,
respectively. The Company may prepay amounts outstanding under the working capital, term loan and swing line facility without penalty.

     The bank credit agreement requires that the Company maintain certain financial covenants, one of which was waived for fiscal year 1996, fincancial ratios and minimum levels of net worth and working capital. The bank credit agreement also restricts future liens and indebtedness, sales of assets, dividend payments and limits repurchases of the Company's common stock. Capital expenditures are restricted to $11,000,000 for fiscal year 1996 and $8,000,000 thereafter.

     In each of the three fiscal years ended February 1, 1997, the Company entered into capital leases for data processing and point-of-sale equipment. The required lease payments for fiscal year 1997 approximate $1,552,000. At the end of the initial term of the leases, the Company has the option of purchasing the equipment at fair market value, renewing the leases or turning in the equipment. Some of the capital lease agreements contain requirements and restrictions similar to those of the bank credit agreement.

     Obligations to the former stockholder of an acquired company consisted of the present value of a covenant not to compete entered into in connection with the acquisition. The remaining principal outstanding under this agreement was paid in fiscal year 1996.

     Cash interest paid was approximately $901,000, $753,000 and $849,000 during fiscal years 1996, 1995 and 1994, respectively.

     Annual principal requirements on long-term bank and other debt for the years subsequent to fiscal year 1997 are approximately as follows:

          Fiscal Year
          -----------

             1998              $ 2,062,000
             1999               12,759,000
             2000                   16,000
             2001                   17,000
          Thereafter                24,000

(7)  Leases

     The Company leases store locations and certain equipment under operating lease agreements which expire at varying dates through 2008. Most of the store leases include renewal options for an additional two to ten years, and require the Company to pay taxes, insurance and certain common area maintenance costs in addition to specified minimum rents. Most of the store leases also require the payment of contingent rent based upon a specified percentage of sales in excess of a base amount.

     Total rent expense for all operating leases was as follows:

                                    Years Ended
                       ---------------------------------------
                       February 1,   February 3,   January 28,
                          1997          1996          1995
                       -----------   -----------   -----------

Minimum rentals        $20,401,261   $18,802,621   $17,191,331
Contingent rentals         334,871       444,282       417,754
                        ----------    ----------    ----------
     Total             $20,736,132   $19,246,903   $17,609,085
                        ==========    ==========    ==========

     At February 1, 1997, future minimum rental payments under all noncancelable operating leases with initial or remaining lease terms of one year or more were as follows:

         Fiscal Year
         -----------

            1997              $19,781,000
            1998               17,506,000
            1999               14,130,000
            2000               10,661,000
            2001                6,674,000
         Thereafter            10,548,000
                               ----------
               Total          $79,300,000
                               ==========

(8)  Income Taxes

     Components of the provision for income taxes were as follows:

                                  Years Ended
                   -------------------------------------------
                 February 1,     February 3,     January 28,
                      1997            1996            1995
                   -----------     -----------     -----------

Current
  Federal          $ 2,062,000     $ 3,294,000     $3,087,000
  State                 66,000         467,000        673,000
Deferred            (1,128,000)     (1,321,000)       240,000
                    ----------      ----------      ---------
    Total          $ 1,000,000     $ 2,440,000     $4,000,000

                    ==========      ==========      =========

     Income taxes paid were approximately $1,695,000, $3,335,000 and $4,761,000 for fiscal years 1996, 1995 and 1994, respectively. A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate to income before income taxes is as follows:

                                      Years Ended
                          -------------------------------------
                          February 1,  February 3,  January 28,
                             1997         1996         1995
                          -----------  -----------  -----------

Statutory federal income
 tax rate                    35.0%        35.0%        35.0%
State income taxes, net
 of federal benefit           1.2          3.0          4.5
Goodwill amortization        11.3          6.6          2.6
Benefit of graduated
 federal income tax rate
 on income under
 $10,000,000                 (1.0)        (1.0)        (1.0)
Other                        (2.8)         0.4          0.6
                             ----         ----         ----
     Total                   43.7%        44.0%        41.7%
                             ====         ====         ====

     Deferred income taxes result from differences in the timing of recognition of revenues and expenses for financial reporting and income tax purposes. The components of the Company's net deferred income tax asset (liability) are as follows:

                                       February 1,   February 3,
                                          1997          1996
                                       -----------   -----------

Deferred income tax assets:
  Difference in book and tax bases
   of property and equipment           $ 1,934,000   $ 1,112,000
  Reserves established for
   deferred revenues and
   estimated costs                       1,724,000     1,610,000
  State income tax net operating
   loss carryforwards                      230,000         ---
                                        ----------    ----------
     Subtotal                            3,888,000     2,722,000

Deferred income tax liabilities:
  Difference in book and tax bases
   of trademarks and tradenames
   and other intangible assets          (2,206,000)   (2,168,000)
                                        ----------    ----------
  Net deferred income tax asset        $ 1,682,000   $   554,000
                                        ==========    ==========

     The deferred income tax assets recorded in the accompanying consolidated balance sheets represent potential future income tax benefits. These future income tax benefits are expected to be realized through the reduction of income taxes otherwise payable when reversals occur of temporary differences between the financial reporting and income tax bases of the Company's assets and liabilities.

(9)  Employee Benefit Plans

     The Company has established the Catherines, Inc. Retirement Savings & Profit Sharing Plan for all eligible associates. This plan allows participants to defer up to 15% of their income and receive matching employer contributions on a portion of that deferral. The Company has also established a nonqualified retirement savings plan for certain officers and key executives. Those employees who participate in this plan may defer up to 20% of their income and receive a matching employer contribution on a portion of that deferral. Participants in these plans become fully vested in the Company's contribution over five years. The Company made contributions of approximately $217,000, $235,000 and $154,000 in fiscal years 1996, 1995 and 1994, respectively.

     The Profit sharing plan allows the Company to contribute additional amounts at the discretion of the Board of Directors.
Any such amounts contributed are to be allocated equally among all eligible participants. The Board of Directors authorized discretionary contributions of $153,000 and $186,000 for the fiscal years ended February 3, 1996 and January 28, 1995, respectively. The Company has accrued approximately $130,000 for discretionary contributions at February 1, 1997.

     The Company has three stock option plans; the 1994 Omnibus Incentive Plan (the "1994 Plan"), the 1992 Nonqualified Stock Option Plan (the "1992 Plan") and the 1990 Performance Units Plan (the "1990 Plan"), and an employee stock purchase plan (the "ESPP"). The Company accounts for these plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income and income per common share would have been reduced to the following pro forma amounts:

                               Fiscal Year    Fiscal Year
                                  1996           1995
                               -----------    -----------

Net Income:
  As reported                  $1,285,974     $3,110,513
  Pro forma                       911,721      2,893,512

Earnings per share:
  As reported                  $     0.17     $     0.40
  Pro forma                          0.12           0.37

     The effect on fiscal 1996 and 1995 pro forma net income and income per common share of expensing the estimated fair value of stock options is not necessarily representative of the effect on reported earnings in future years due to the vesting period of stock options and the potential for issuance of additional stock options in future years.

     The weighted average fair value of options granted in fiscal years 1996 and 1995 were $6.48 and $5.51, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal years 1996 and 1995:

                               Fiscal Year    Fiscal Year
                                  1996           1995
                               -----------    -----------

Risk-free interest rate           6.8%           6.7%
Price volatility                 51.8%          52.0%
Expected term                    4 years        4 years

     Under the 1994 Plan, a committee of the Board of Directors may grant options to key employees to purchase up to 650,000 shares of the Company's common stock at not less than the fair market value at the date of the grant. Nonemployee directors are automatically granted options each year to purchase the Company's common stock at fair market value on the date of the Company's annual meeting. All options become exercisable equally over four years beginning one year from the date of the grant and expire in ten years. If not exercised, these options revert back to the plan and can be reissued as new options. The number of options available to be granted under this plan at February 1, 1997 was 154,500. All options available under the 1992 Plan and the 1990 Plan have been granted.

     A summary of the Company's stock option plans at February 1, 1997, February 3, 1996 and January 28, 1995 and changes during the years then ended is presented in the table and narrative below:

                            1996               1995               1994
                      ----------------   ----------------   ----------------
                              Weighted           Weighted           Weighted
                              Average            Average            Average
                              Exercise           Exercise           Exercise
                      Shares   Price     Shares   Price     Shares   Price
                      ------  --------   ------  --------   ------  --------

Outstanding,
 beginning of
 year               774,200    $ 8.55   615,200   $ 8.93   467,200   $ 8.73
Granted             166,500      9.06   190,000     7.57   153,000     9.75
Exercised            (3,600)     1.67    (7,000)    1.67
Forfeited            (4,000)     8.25   (24,000)   12.46    (5,000)   16.00
                    -------     -----   -------    -----   -------    -----
Outstanding,
 end of year        933,100      8.66   774,200     8.55   615,200     8.93
                    -------     -----   -------    -----   -------    -----
Exercisable,
 end of year        535,350             412,200            308,450


     Of the 933,100 options outstanding at February 1, 1997, 695,100 have exercise prices between $1.67 and $10.00, with a weighted average price of $6.91 and a weighted average contractual life of 6.6 years. Of these options, 333,350 are exercisable; their weighted average exercise price is $5.01. The remaining 234,000 options have exercise prices between $10.50 and $16.00, with a weighted average exercise price of $13.86 and a weighted average remaining contractual life of 5.7 years. Of these options, 202,000 are exercisable; their weighted average exercise price is $13.63.

     The ESPP allows full-time employees with at least one year of service to contribute 1% to 10% of their pay towards the purchase of the Company's common stock up to a maximum of $25,000.
Purchases are made quarterly at the lesser of 85% of the stock's closing market price on the first or last business day of the quarter. During fiscal years 1996, 1995 and 1994; 24,382, 24,176 and 25,693 common shares were purchased under the ESPP, respectively. Net proceeds were approximately $158,000, $193,000 and $229,000 for fiscal years 1996, 1995 and 1994, respectively. There are 155,607 shares remaining available under the ESPP. The weighted average fair value of shares sold in fiscal year 1996 was $6.48.

     The Company has employment agreements with each of its three most senior officers. The agreements provide for severance payments if the executives are terminated for other than cause, varying from one-and-one-half to two years' salary and bonus. If all three officers were terminated, the Company's maximum obligation would be approximately $2,800,000. In the event that an executive is entitled to severance payments he is also entitled to the continuation of health and insurance benefits and certain additional retirement benefits pursuant to executive annuity and life insurance agreements for a specified period of time following termination of employment. The agreements expire June 1, 1998 and are automatically extended for additional one-year periods unless either party gives notice of termination at least one year prior to the expiration date.

(10)  Write-down of Underperforming and Closed Store Assets

     In the fourth quarter of 1995, the Company implemented the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized. The Company incurred a pre-tax charge of approximately $944,000 in fiscal year 1996 and approximately $1,957,000 in fiscal year 1995 related to the unamortized goodwill, leasehold improvements and furniture and fixtures of 14 underperforming stores in fiscal year 1996 and 40 underperforming stores in fiscal year 1995. Also in fiscal year 1995, the Company incurred charges of approximately $779,000, from the write-off of assets and other costs related to the closing of 12 underperforming stores.

(11)  Quarterly Financial Data (Unaudited)
(Dollars in thousands, except per share data)

                    Fiscal Year Ended February 1, 1997
                    ----------------------------------

                        First     Second    Third    Fourth(4)    Total
                        -----     ------    -----    ---------    -----

Net Sales              $70,464   $68,833   $65,642   $63,063    $268,002
Operating Income         3,901     3,248       376    (4,112)      3,413
Net Income             $ 2,155   $ 1,736   $    41   $(2,646)   $  1,286
Weighted Average
 Number of Common
 Shares(2)               7,834     7,870     7,504     7,249       7,571
Earnings per Share(1)  $  0.28   $  0.22   $  0.01   $ (0.36)   $   0.17


                    Fiscal Year Ended February 3, 1996
                    ----------------------------------

                        First     Second    Third    Fourth(3)    Total
                        -----     ------    -----    ---------    -----

Net Sales              $67,858   $68,964   $69,505   $67,803    $274,130
Operating Income         4,047     4,622     1,383    (3,558)      6,494
Net Income             $ 2,301   $ 2,644   $   675   $(2,509)   $  3,111
Weighted Average
 Number of Common
 Shares                  7,801     7,878     7,921     7,823       7,854
Earnings per Share(1)  $  0.29   $  0.34   $  0.09   $ (0.32)   $   0.40


     (1) The sum of the quarterly earnings per share amounts does not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average common and common equivalent shares outstanding.
     (2) In the third quarter of fiscal year 1996, the Company repurchased 509,500 shares of its outstanding common stock.
     (3) Includes asset impairment and store closing costs of approximately $2,736,000 before taxes or $0.23 per common share after taxes.
     (4) Includes asset impairment charges of approximately $944,000 before taxes or $0.07 per common share after taxes.



Selected Financial Data

                                              Fiscal Year
                     ----------------------------------------------------------
                     1996          1995          1994        1993       1992(1)
                     ----          ----          ----        ----       ----
                (Dollars in thousands, except per share and per square foot data)

Income Statement Data:
Net Sales         $  268,002    $  274,130    $  256,427  $  244,743  $  170,585
Operating Income       3,413(5)      6,494(4)     10,550      13,339      10,319
Net income        $    1,286    $    3,111    $    5,600  $    7,325  $    5,195
                   =========     =========     =========   =========   =========
Net Income per
 common share     $     0.17(5) $     0.40(4) $     0.71  $     0.91  $     0.70
                   =========     =========     =========   =========   =========
Weighted average
 number of common
 shares outstanding
 (2,3)             7,570,788     7,853,590     7,894,722   8,054,150   7,402,605
                   =========     =========     =========   =========   =========

Balance Sheet Data:
Working capital   $   23,011    $   21,212    $   18,749  $   18,172  $   17,248
Total assets         125,365       121,459       113,335     105,428      98,791
Long-term bank and
 other debt           14,878         7,719         6,387       4,974      11,636

Selected Operating Data:
Comparable store net
 sales increase
 (decrease)             (5.3)%         0.4%        (0.04)%       2.7%        7.0%
Number of stores
  Beginning of year      432           404           375         352         223
  Opened                  34            40            35          25       133(1)
  Closed                   9            12             6           2           4
  End of year            457           432           404         375         352
Total square feet
 at end of year
 (in 000's)            1,664         1,516         1,404       1,239     1,173(1)
Average net sales
 per store        $      603    $      656    $      658  $      673  $      654
Average net sales
 per square foot         169           188           194         203         202
                   =========     =========     =========   =========   =========



     (1) On November 3, 1992, the Company acquired Virginia Specialty Stores, Inc. ("Virginia") for approximately $17,000,000. The transaction was accounted for as a purchase. Virginia is included in the consolidated results from that date forward. This added 107 stores to the Company's base.

     (2) The Company repurchased 509,500 and 300,000 shares of its outstanding common stock in 1996 and 1994, respectively.

     (3) In April 1992, the Company sold 214,005 shares of common stock in a public offering. In November 1992, the Company sold 320,000 shares of common stock to help finance the acquisition of Virginia. In April 1993, the Company sold 377,000 shares of common stock to partially fund the acquisition, construction and renovation of its corporate office and distribution center.

     (4) In the fourth quarter of 1995, the Company implemented the provisions of SFAS 121 and closed 12 stores resulting in a charge of $2,736,000 before taxes or $0.23 per common share after taxes.

     (5) Includes asset impairment charges of $944,000 before tax or $0.07 per common share after taxes.








REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Catherines Stores Corporation:

     We have audited the accompanying consolidated balance sheets of CATHERINES STORES CORPORATION (a Tennessee corporation) and subsidiaries as of February 1, 1997 and February 3, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catherines Stores Corporation and subsidiaries as of February 1, 1997 and February 3, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years ended February 1, 1997, in conformity with generally accepted accounting principles.


  /s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Memphis, Tennessee,
March 11, 1997.








OTHER CORPORATE OFFICERS

E. Glenn Irelan
Executive Vice President/Stores, Marketing and Real Estate

James A. Spector
Senior Vice President/Human Resources

B. Allen Weinstein
Senior Vice President/Merchandising

Jerry L. Cross
Vice President/Merchandising

Dorothy M. Dawson
Vice President/Treasurer

GiGi L. DeJesus
Vice President/Product Development

Donna B. Giles
Vice President/Stores

Morrison B. Kimball
Vice President/Distribution Center

M. Anthony Mann
Vice President/Management Information Systems

Joan E. Munsee
Vice President/Merchandising

Linda L. Parish
Vice President/Stores

Joanne C. Rovelli
Vice President/Merchandising

William D. Serex
Vice President/Real Estate

David S. Silberman
Vice President/Merchandising

Donna L. Thomas
Vice President/Merchandising

Michael S. Marcus
Controller

Joseph M. Gohn
Assistant Secretary

DIRECTORS

Bernard J. Wein
Chairman of the Board, President and Chief Executive Officer

David C. Forell
Executive Vice President and Chief Financial Officer

Stanley H. Grossman
Executive Vice President and Secretary

James H. Lindy
Principal, Lindy and Associates

Allen B. Morgan, Jr.
Chairman and Chief Executive Officer, Morgan Keegan and Co., Inc.

Wellford L. Sanders, Jr.
Partner - McGuire, Woods, Battle & Boothe LLP, Attorneys at Law

Elliot J. Stone
Management Consultant, Former Chairman of Jordan Marsh Department
Stores