Form 10-K405, Exhibit 13
period 1998-01-31
CATHERINES STORES CORP
filed 1998-04-28
CIK 875194

TABLE OF CONTENTS




Letter to Shareholders

Management's Discussion and
Analysis of Financial Condition
and Results of Operations

Financial Statements

Market Price Information

Selected Financial Data

Directors and Officers

Shareholder Information

Catherines Stores Corporation is a leading specialty retailer of women's large-size clothing and accessories, operating 443 stores in 39 states. The Company operates four store concepts: Catherine's (214 stores), Added Dimensions (86 stores), PS...Plus Sizes, Plus Savings (114 stores) and The Answer (29 stores), each offering a unique merchandising concept to the large-size customer.

TO OUR SHAREHOLDERS:

         Catherines Stores Corporation's fiscal 1997 net sales were a record $277.2 million, a 3.4% increase over the prior year. Comparable stores' sales increased 3.1% for the year. The momentum in comparable stores' sales improved each quarter. Comparable stores' sales decreased 1.9% in the first quarter and increased 1.5%, 3.8% and 9.8% in the second, third and fourth quarters, respectively. We increased comparable stores' sales in each of the last eight months of the year.

         The improved sales performance resulted from programs undertaken in response to the consumer research done in 1996. In 1996, we formed a consumer advisory board, conducted focus groups in four cities and mailed an extensive customer survey. In response to this survey, we changed our pricing strategy in dresses by emphasizing key price points, implemented higher-priced suit programs and changed our merchandise assortments to emphasize more casual career looks. We also changed our promotional strategy, virtually eliminating newspaper advertising in favor of direct mailings to our customers.

         Our earnings before  interest,  taxes,  depreciation,  amortization and store charges for fiscal 1997 were approximately $15.1 million, a 17% improvement over fiscal 1996. As in prior years, we evaluated our store base and wrote-down assets of stores whose future cash flows were expected to be less than the Company's investment. In addition, we identified 50 stores that were unprofitable and that should be closed. In fiscal 1997, we closed 20 of these stores and expensed approximately $1.9 million for the costs to close the 30 remaining stores. These stores will be closed in 1998 either as the leases expire or as we negotiate termination agreements with our landlords. The charges to write-off the impaired assets of stores and store closing costs were approximately $3.7 million before taxes and reduced our diluted net income per common share ("Net income per share") by $0.34. Similar charges in fiscal 1996 reduced last year's net income per share by $0.07. Our reported net income for fiscal 1997 was $44,000 or $0.01 per share compared to $1.3 million or $0.17 per share in fiscal 1996. Before the charges to write-off impaired assets and the costs of closed stores, net income per share was $0.35 in fiscal 1997 compared to $0.24 per share in the prior year.

         During fiscal 1997, the Company opened 6 new stores and remodeled or relocated 30 stores. Total capital expenditures for the year were $4.4 million. In addition, the Company replaced its store point-of-sale systems with personal computer-based systems. The cost of this equipment, $3.5 million, was financed by capital leases.

         Our plans for 1998 are to open four to six new stores and to relocate or remodel 31 stores at an estimated cost of approximately $5.0 million. We also expect to spend approximately $1.2 million on new information technology to upgrade our merchandise planning and allocation systems and our customer profile data base system.

         With the upgrade of our merchandise planning and allocation systems, we have realigned our merchandise organization. Although our total number of people in this important area of the Company will remain the same, we will have fewer buyers and more planners and allocators. The buyers will have more time to focus on product development and vendor relations. The planners and allocators, with the tools provided by the new systems, will enhance our analytical capabilities. The results should be store assortments that better match our customers' wants, which should improve sales and margins.

         We are also developing a program to meet our customers' need, as identified through our customer surveys, to find more flattering fashions. We have prepared video training for our entire store and merchandising staff that identifies different body types and instructs on the styles that enhance each body type. This program will allow our sales associates to better serve our customers and will allow our merchants to improve their merchandise selection.

         Shortly after the end of the fiscal year, we restructured our financing arrangements. Taking advantage of low long-term interest rates, we mortgaged our real property in Memphis, Tennessee. The $6.9 million mortgage loan has a seven-year term with payments based on a 20-year amortization. The proceeds of the mortgage loan were used to retire our bank term loan and to reduce the outstanding balance on our Revolving Credit Agreement. Simultaneous with the new mortgage agreement, our bank group extended the Revolving and Swingline Credit Agreements from March 15, 1999 to June 30, 2001 and reduced the amount available from $28 million to $25 million. We expect the availability to be adequate to meet our needs through the term of the agreements.

         As we look forward to 1998, the momentum and programs begun in 1997 should yield further improvement. The economy remains strong and our potential customer base continues to grow. We continue to refine our merchandise assortments and eliminate unprofitable assets. With the continued support of our employees, shareholders and vendors, we believe that we will be successful in 1998 and beyond.



Bernard J. Wein
President and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

         This outlook contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations that are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those contemplated by the forward-looking statements. Such factors include, but are not limited to, the following: general economic conditions; competitive factors and pricing pressures; the Company's ability to predict fashion trends; consumer apparel buying patterns; adverse weather conditions and inventory risks due to shifts in market demand. The Company does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

Overview


         The Company's net income for the 52 week year ended January 31, 1998 ("1997") was $44,000 compared to $1,286,000 in the 52 week year ended February 1, 1997 ("1996") and $3,111,000 in the 53 week year ended February 3, 1996
("1995"). Comparable 52 week stores' sales increased 3.1% in 1997, decreased 5.3% in 1996 and increased 0.4% in 1995. Operating income margins were 0.7%, 1.3% and 2.3% in 1997, 1996 and 1995, respectively.

         Operating income before write-down of store assets and store closing costs was $5,589,000 in 1997, $4,369,000 in 1996 and $9,231,000 in 1995. As a
percentage of net sales, operating income before write-down of store assets and store closing costs was 2.0%, 1.7% and 3.3% for 1997, 1996 and 1995, respectively. Cash provided by operating activities was $12,297,000 in 1997, $8,363,000 in 1996 and $10,955,000 in 1995.

         In the fourth quarter of 1995, the Company implemented the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized.

         In late 1997, the Company committed to a plan to close 30 underperforming stores upon lease termination or by settlement with the landlords. The Company anticipates closing the majority of these stores in fiscal 1998.

         The following table reflects the pre-tax charges incurred by the Company during the three fiscal years ended January 31, 1998 for the write-down of goodwill, leasehold improvements and furniture and fixtures of underperforming stores under the provisions of SFAS 121, the costs of stores closed and the estimated costs of future store closings.

                                   1997                        1996                    1995
                                   ----                        ----                    ----
                                   Stores      Amount          Stores    Amount        Stores       Amount

Write-off of impaired
 assets under SFAS 121                7     $  565,000           14     $  944,000        40      $1,957,000
Costs incurred to
 close stores ........                20     1,158,000            9         12,000        12         779,000
Estimated costs of
 future store closings                30     1,942,000             0            0            0              0
                                ----------  ----------       ----------    ---------    --------      -------
Total ................                57    $3,665,000            23     $  956,000         52     $2,736,000
                                  ========  ==========       ==========   ==========    =========  ==========



Diluted net income
 per common share,
 as reported .........                         $  0.01                 $       0.17                $     0.40
                                               ==========                  ==========              ==========

Diluted net income
 per common share,
 excluding above costs                         $  0.35                  $      0.24                 $     0.63
                                               ==========                  ==========               ==========


     The Company has a contract, which expires in the year 2000 unless renewed, to sell to a third party, without recourse, accounts receivable created by its private label credit card . The third party provides all authorization, billing and collection services for these accounts. At the end of the term, the Company can repurchase the receivables at face value.

Results of Operations

         The following table sets forth income statement data, expressed as a percentage of net sales, for 1997, 1996 and 1995:

                                             1997              1996         1995
                                             ----              ----         ----
Net sales                                    100.0%            100.0%     100.0%
Cost of sales, including buying
 and occupancy costs                          70.4              70.3        69.7
                                              ----              ----        ----
Gross margin                                  29.6              29.7        30.3
Selling, general and
 administrative expenses                      27.2              27.6        26.5
Amortization of intangible assets             0.4               0.4          0.5
                                              ---               ---          ---
Operating income before write-down
 of store assets and store
 closing costs                                2.0               1.7          3.3
Write-down of store assets and
 store closing costs                          1.3               0.4          1.0
                                              ---               ---          ---
Operating income                              0.7               1.3          2.3
Interest, net                                 0.5               0.4          0.3
                                              ---               ---          ---
Income before income taxes                    0.2               0.9          2.0
Provision for income taxes                    0.2               0.4          0.9
                                              ---               ---          ---
Net income                                    0.0%              0.5%        1.1%
                                              ====              ====        ====



1997 Compared to 1996

         Net sales increased 3.4% to  $277,152,000 in 1997 from  $268,002,000 in
1996. Comparable stores' sales increased 3.1% due to increases in the number of saleschecks generated, units sold and average unit price, offset by a decrease in the average number of units per salescheck.

         Gross margin, after buying and occupancy costs, decreased as a percentage of sales to 29.6% in 1997 from 29.7% in 1996. The decrease is primarily attributable to a decrease in merchandise margins, offset by a decrease in buying and occupancy costs. Merchandise margins as a percentage of sales decreased by 9 basis points. This decrease was primarily attributable to an increase in merchandise markdowns, offset by a decrease in merchandise shrinkage. The decrease in buying and occupancy costs is due primarily to a reduction in the number of stores operated during 1997 versus 1996.

         Selling, general and administrative expenses increased to $75,432,000 in 1997 from $73,945,000 in 1996. This increase was primarily attributable to corporate and store management bonuses earned based on the increase in operating income before the write-down of store assets and store closing costs and the outsourcing of computer network maintenance. These costs were partially offset by reduced advertising costs and a reduction in new store opening costs. As a percentage of sales, selling, general and administrative expenses decreased from 27.6% in 1996 to 27.2% in 1997. Average selling, general and administrative costs per store remained relatively flat as compared to 1996.

         Under the provisions of SFAS 121, the Company wrote-down, to estimated fair market value, unamortized goodwill, leasehold improvements and furniture and fixtures related to seven underperforming locations in 1997 and 14 underperforming locations in 1996 whose carrying values were impaired. These non-cash costs were approximately $565,000 in 1997 and $944,000 in 1996. In addition, during 1997 the Company incurred costs of approximately $1,158,000 for asset write-offs and other expenses related to the closing of 20 stores. The Company plans to close an additional 30 stores during 1998 and has expensed approximately $1,942,000 for asset write-offs and other costs expected to be incurred in connection with those store closings.

         Amortization of intangibles decreased to $1,037,000 in 1997 from $1,168,000 in 1996 because certain intangibles were fully amortized in 1997. Interest expense increased to $1,295,000 in 1997 from $1,127,000 in 1996 as a result of increased borrowings under the credit facility and increased capital lease interest expense.

         The effective tax rate for 1997 was 93.0% compared to 43.7% in 1996. The rate is primarily impacted by non-tax deductible goodwill amortization, certain non-tax deductible business expenses and state income taxes.

1996 Compared to 1995

         Net sales decreased 2.2% to  $268,002,000 in 1996 from  $274,130,000 in
1995. The sales decrease was primarily attributable to there being only 52 weeks in 1996 compared to 53 weeks in 1995, offset by the addition of 34 new stores. Comparable stores' sales on a 52 week basis decreased 5.3% due to a decrease in the number of customers and units sold, offset by an increase in the average units per salescheck and the average unit price.

         Gross margin, after buying and occupancy costs, decreased as a percentage of sales to 29.7% in 1996 from 30.3% in 1995. The decrease is primarily attributable to new stores whose occupancy costs are a higher percentage to sales than the occupancy costs of mature stores, offset by a reduction in promotional markdowns. Merchandise margins increased by 87 basis points.

         Selling, general and administrative expenses increased to $73,945,000 in 1996 from $72,598,000 in 1995. This increase was primarily attributable to the pre-opening and operating costs of 34 new stores and higher general office depreciation and employee benefit costs. Advertising and store payroll were reduced in reaction to sales trends and to maintain productivity. Average selling, general and administrative costs per store decreased 4.2%. As a percentage of sales, selling, general and administrative expenses increased to 27.6% from 26.5%.

         Under the provisions of SFAS 121, the Company wrote-down, to estimated fair market value, unamortized goodwill, leasehold improvements and furniture and fixtures related to 14 underperforming locations in 1996 and 40 underperforming locations in 1995 whose carrying values were impaired. These non-cash costs were approximately $944,000 in 1996 and $1,957,000 in 1995. In addition, in 1995 the Company incurred costs of approximately $779,000 for asset write-offs and other expenses related to the closing of 12 stores.

         Amortization of intangibles decreased to $1,168,000 in 1996 from $1,204,000 in 1995 due to certain intangibles becoming fully amortized during 1996. Interest expense increased to $1,127,000 in 1996 from $944,000 in 1995 as a result of increased borrowings under the credit facility, offset by lower interest rates.

         The effective tax rate for 1996 was 43.7% compared to 44.0% in 1995. The rate is primarily impacted by non-tax deductible goodwill amortization and state income taxes.

Liquidity and Capital Resources

Cash from Operations
--------------------

         Historically, the Company's primary sources of liquidity have been cash flow from operations and borrowings under its bank credit agreement.

         For the past three fiscal years, cash flows from operations were as follows:




                                              1997         1996          1995
                                              ----         ----          ----
(Dollars in thousands)
Net income                                    $  44       $1,286        $3,111
Depreciation and amortization                 9,505        8,558         7,236
Other non-cash charges,
 including the write-down
 of store assets and store
 closing costs                                2,120          (82)        1,746
Changes in current assets and liabilities       628       (1,399)      (1,138)
                                              -----       -------      -------
Cash provided by operating activities       $12,297        $8,363      $10,955
                                            =======        ======      =======



     For fiscal 1997 compared to 1996, cash provided by operating activities increased primarily due to the 27.9% increase in operating income before the write-down of store assets and store closing costs. Also contributing to the increase in cash provided by operations was an increase in depreciation and amortization charges of approximately $947,000. In 1996, lower net income resulted in a decline in operating cash flow.

Banking Arrangements
--------------------

         On February 27, 1998, the Company entered into a new mortgage financing agreement and extended its existing bank credit agreement. The new mortgage financing agreement provides a $6,919,000 mortgage facility with a seven-year term and a 20-year amortization period. The interest rate on the mortgage note is fixed at 7.5%. The note is secured by the land and buildings at the Company's corporate office. Proceeds from the mortgage note were used to repay the Company's outstanding term loan and to reduce amounts outstanding under the existing working capital facility. The new mortgage financing agreement reduced the total current maturities of long-term debt by approximately $612,000.

         The existing bank credit agreement was amended to reduce the amount available from $25,000,000 to $22,000,000 and to increase the interest rate to the agent bank's prime rate or LIBOR plus 2 1/4%, at the Company's option. The agreement is secured by substantially all of the Company's assets with the exception of inventory and the assets securing the mortgage note mentioned above. The working capital facility requires an annual commitment fee of 1/2 of 1% of the average daily amount of available unused commitment. The agreement also provides for a swing line of credit of $3,000,000 with the Company's agent bank, and it may be used to fund letters of credit. Under the terms of the agreement, capital expenditures are limited to $8,000,000 in 1998 and are adjusted annually thereafter based on net income. Amounts available under the new agreement are based on the Company's receivables and inventories. The new agreement expires June 30, 2001.

         The  Company's  prior bank  credit  agreement  provided  a  $25,000,000
revolving   credit  facility  and  a  $5,000,000  term  loan,  both  secured  by substantially all of the Company's assets, except domestic inventory.

Interest was at either the bank's prime rate or the LIBOR rate plus 1 1/4%, at the Company's option. The term loan payments were $250,000 per quarter. The prior agreement would have expired in March 1999.

         At January 31, 1998, the Company had approximately $18,198,000 combined availability under its working capital and swing line of credit, after considering outstanding letters of credit of approximately $2,802,000. The Company's peak borrowing under the working capital and swing line facilities during fiscal year 1997, including outstanding letters of credit, was $24,936,000 in October 1997. In fiscal years 1996 and 1995, the peak borrowings were $23,157,000 in November 1996 and $17,213,000 in November 1995,
respectively. The Company expects peak borrowings to be lower in fiscal 1998 due to a lower number of stores, which will reduce inventory requirements. In addition, the pay down of the amounts outstanding under the working capital facility will reduce the required payments on outstanding borrowings.

         The Company believes that its internally generated cash flow, together with borrowings under the mortgage financing and bank credit agreements, will be adequate to finance the Company's operating requirements, debt repayments and capital needs during the foreseeable future. Any material shortfalls in operating cash flow could require management to seek alternative sources of financing or to reduce the number of stores that the Company expects to open, relocate or remodel.

Capital Expenditures
--------------------

         The Company's capital expenditures, other than those funded by capital leases, were approximately $4,438,000 in 1997, $10,780,000 in 1996 and
$9,873,000 in 1995. The majority of capital expenditures were for fixtures, equipment and leasehold improvements for new, relocated and remodeled stores. The Company opened six new stores in 1997, 34 new stores in 1996 and 40 new stores in 1995. Underperforming stores are closed upon lease termination, or earlier if possible. The Company closed 20 underperforming stores in fiscal year 1997, nine underperforming stores in fiscal year 1996 and 12 underperforming stores in fiscal year 1995.

         During 1997, the Company, through its master capital lease agreements, financed the purchase of point-of-sale computers for all stores and upgraded its data processing systems. The discounted present value of the additional rental payments was $4,151,000. The total present value of all capital leases entered into by the Company as of January 31, 1998 is approximately $5,349,000. At the end of the initial term of the leases, the Company has the option to purchase the equipment at fair market value or one dollar in the case of store point-of-sale computers, renew the leases or return the equipment.

         Some of the capital lease agreements require the Company to maintain certain financial ratios, minimum levels of net worth and working capital. Additionally, some of the capital lease agreements restrict future liens and indebtedness, sales of assets and dividend payments. These covenants are similar to the bank credit agreement.

         In 1998, the Company expects to open  approximately five new stores and
relocate  or  remodel   approximately   31  current   locations.   1998  capital
expenditures are expected to be between $7,000,000 and $8,000,000.

Working Capital
---------------

         The Company's working capital, current ratio, and ratio of sales to average working capital at the end of the last three fiscal years were as follows:

                                      1997          1996          1995
                                      ----          ----          ----
(Dollars in thousands)
Working capital                       $21,163       $22,209       $21,212
Current ratio                             1.5           1.5           1.5
Ratio of sales to average
   working capital                       12.8          12.3          13.7

         The  Company  funds  inventory   purchases   through  cash  flows  from
operations and borrowings under the bank credit agreement. The Company has also established favorable payment terms with its vendors.

Common Stock Repurchase
-----------------------

         During fiscal year 1996, the Company, with the approval of its Board of Directors, repurchased approximately $3,736,000, or 509,500 common shares, of its outstanding common stock through open-market purchases at approximately $7.33 per common share. The share repurchases were financed with borrowings under the bank credit agreement.

Year 2000 Compliance
--------------------

         The Company has developed a plan to ensure its systems are compliant with the requirements to process transactions in the year 2000. The majority of the Company's information systems are serviced by outside vendors who are in the process of completing all necessary updates to ensure they will continue to be effective in the year 2000. The Company is also requesting from its key third-party providers certifications of year 2000 compliance. All of these costs will be borne by the key third-parties. The Company expects the majority of its information systems to be year 2000 compliant by 1999, however, no assurances can be given that the efforts by the Company, its outside service providers and its third parties will be successful. The Company does not expect that the costs to achieve year 2000 compliance will be material to its consolidated financial position or results of operations.

Inflation
---------

         Inflation has had only a minor effect on the Company's results of operations and its internal sources of liquidity and working capital. Management believes that the Company can maintain margins by increasing prices to offset inflationary cost increases.

Seasonality
-----------

         The Company's sales do not vary significantly by quarter. Unlike many other apparel retailers, the Company historically has realized a larger percentage of its operating income in the first half of the fiscal year, with the fourth quarter generally creating an operating loss. Higher margins are generated during the Easter and Mother's Day seasons due to lower promotional and clearance markdowns. The Company's operating loss during the fourth quarter is generally caused by price competition from other retailers, higher promotional costs and a shift to lower margin items in the mix of merchandise sold.

Catherines Stores Corporation and Subsidiaries
Consolidated Balance Sheets

                                                                                  January 31,      February 1,
                                                                                     1998             1997
                                                                                   ---------       -----------

ASSETS
Current Assets:
Cash and cash equivalents                                                       $3,089,290         $2,992,339
Receivables                                                                      2,580,025          3,051,595
Merchandise inventory                                                           48,310,215         51,933,957
Prepaid expenses and other                                                       4,044,144          3,478,849
Deferred income taxes (Note 8)                                                   2,504,000          1,294,000
                                                                                 ---------          ---------
Total current assets                                                            60,527,674         62,750,740
                                                                                ----------         ----------

Property and Equipment, at cost:
Land                                                                               500,000            500,000
Buildings and leasehold improvements                                            23,213,674         22,703,829
Fixtures and equipment                                                          28,573,919         27,799,419
Equipment under capital leases                                                  13,356,177          9,204,817
Improvements in process                                                            830,144            425,542
                                                                                   -------            -------
                                                                                66,473,914         60,633,607
Less accumulated depreciation and amortization                                (32,398,729)       (25,119,716)
                                                                              ------------       ------------
                                                                                34,075,185         35,513,891

Deferred Income Taxes (Note 8)                                                     435,000            388,000
Other Assets and Deferred Charges,
 net of accumulated amortization of
 $1,716,072 and $1,910,112 (Note 4)                                                2,506,096         2,999,552
Goodwill, net of accumulated amortization of
 $4,886,858 and $4,251,347                                                        22,739,081        23,713,253
                                                                                  ----------        ----------
                                                                                $120,283,036      $125,365,436
                                                                                ============       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable                                                                 $21,761,405         $25,973,186
Accrued expenses (Note 5)                                                         14,750,159          12,053,356
Current maturities of long-term bank and other debt                                2,853,585           2,514,849
                                                                                   ---------           ---------
Total current liabilities                                                         39,365,149          40,541,391
                                                                                  ----------          ----------

Long-Term Bank and Other Debt, less
 current maturities (Note 6)                                                      10,788,920          14,877,902
Commitments and Contingencies (Notes 2, 7, and 9)
Stockholders' Equity:
Preferred stock, $.01 par value,
 1,000,000 shares authorized, none issued                                                  -                   -
Common stock, $.01 par value, 50,000,000 shares
 authorized, 7,231,070 and 7,191,656 shares
 issued and outstanding                                                               72,311              71,917
Additional paid-in capital                                                        46,529,424          46,390,691
Retained earnings                                                                 23,527,232          23,483,535
                                                                                  ----------          ----------
Total stockholders' equity                                                        70,128,967          69,946,143
                                                                                  ----------          ----------
                                                                                $120,283,036        $125,365,436
                                                                                ============        ============
The accompanying notes are an integral part of these balance sheets.



Catherines Stores Corporation and Subsidiaries
Consolidated Statements of Income

                                                                               Years Ended
                                                           January 31,          February 1,          February 3,
                                                              1998                 1997                 1996
                                                            ---------           ----------           -----------


Net sales                                                 $277,152,476         $268,001,571         $274,129,516

Cost of sales, including buying
 and occupancy costs                                       195,093,555          188,520,002          191,096,720
                                                           -----------          -----------          -----------

Gross margin                                                82,058,921           79,481,569           83,032,796

Selling, general and administrative
 expenses                                                   75,432,159           73,944,644           72,598,074

Amortization of intangible assets                            1,037,363            1,167,700            1,204,218
                                                             ---------            ---------            ---------

Operating income before write-down
 of store assets and store
 closing costs                                               5,589,399            4,369,225            9,230,504

Write-down of store assets and
 store closing costs (Note 10)                               3,665,478              956,231            2,736,261
                                                             ---------              -------            ---------

Operating income                                             1,923,921            3,412,994            6,494,243

Interest and other, net                                      1,295,224            1,127,020              943,730
                                                             ---------            ---------              -------

Income before income taxes                                     628,697            2,285,974            5,550,513

Provision for income taxes (Note 8)                            585,000            1,000,000            2,440,000
                                                               -------            ---------            ---------

Net income                                                     $43,697           $1,285,974           $3,110,513
                                                               =======           ==========           ==========

Net income per common share (Note 11)                            $0.01                $0.17                $0.41
                                                                 =====                =====                =====

Diluted net income per common share
 (Note 11)                                                       $0.01                $0.17                $0.40
                                                                 =====                =====                =====

The accompanying notes are an integral part of these financial statements.

Catherines Stores Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity

                                                Additional
                                 Common           Paid-In          Retained           Treasury
                                  Stock           Capital          Earnings            Stock               Total
                                 ------         ---------          --------           --------             -----


Balance at January
 28, 1995                       $79,199       $52,548,290       $19,087,048        $(2,798,514)       $68,916,023
  Net income                          -                 -         3,110,513                   -         3,110,513
  Cancellation of
   treasury stock               (2,779)       (2,795,735)                 -           2,798,514                 -
  Net proceeds from
   the sale of
   31,176 shares of
   common stock                     312           205,553                 -                   -           205,865
                                    ---           -------          --------            --------           -------
Balance at February
 3,1996                          76,732        49,958,108        22,197,561                   -        72,232,401
  Net income                          -                 -         1,285,974                   -         1,285,974
  Repurchase of
   509,500 shares of
   common stock                 (5,095)       (3,730,992)                 -                   -       (3,736,087)
  Net proceeds from
   the sale of
   27,982 shares of
   common stock                     280           163,575                 -                   -           163,855
                                    ---           -------          --------            --------           -------
Balance at February
 1,1997                          71,917        46,390,691        23,483,535                   -        69,946,143
  Net income                          -                 -            43,697                   -            43,697
  Net proceeds from
  the sale of
  39,414 shares of
  common stock                      394           138,733                 -                   -           139,127
                                    ---           -------          --------            --------           -------
Balance at January
 31, 1998                       $72,311       $46,529,424       $23,527,232            $      -       $70,128,967
                                =======       ===========       ===========            ========       ===========

The accompanying notes are an integral part of these financial statements.

Catherines Stores Corporation and Subsidiaries
Consolidated Statements of Cash Flows

                                                                                  Years Ended
                                                                                  -----------
                                                                   January 31,        February 1,       February 3,
                                                                       1998               1997              1996
                                                                       ----               ----              ----

Cash Flows from Operating Activities:
Net income                                                          $43,697         $1,285,974        $3,110,513
Adjustments to reconcile net income
 to net cash provided by operating
 activities-
  Depreciation and amortization                                   9,505,111          8,557,880         7,236,139
  Write-down of underperforming and
   closed store assets (Note 10)                                  1,841,290            920,980         2,494,203
  Store closing costs, net of cash
   expended                                                       1,115,211                  -                 -
  Change in deferred income taxes                               (1,257,000)        (1,128,000)       (1,151,000)
  Net change in current assets
   and liabilities (Note 3)                                         628,303        (1,399,550)       (1,138,090)
  Change in other noncash reserves                                  271,525            302,402           622,789
  Change in other assets                                            149,269          (176,785)         (219,431)
                                                                    -------          ---------         ---------
    Total adjustments                                            12,253,709          7,076,927         7,844,610
                                                                 ----------          ---------         ---------
Net cash provided by operating
 activities                                                      12,297,406          8,362,901        10,955,123
                                                                 ----------          ---------        ----------

Cash Flows from Investing Activities:
 Capital expenditures                                           (4,437,975)       (10,780,164)       (9,872,713)
                                                                -----------       ------------       -----------
Net cash used by investing activities                           (4,437,975)       (10,780,164)       (9,872,713)
                                                                -----------       ------------       -----------

Cash Flows from Financing Activities:
 Sales of common stock                                              139,127            163,855           205,865
 Repurchase of common stock                                               -        (3,736,087)                 -
 Proceeds from long-term bank debt                                        -          8,250,000         3,750,000
 Principal payments of long-term bank
  and other debt                                                (7,901,607)        (3,222,974)       (3,083,871)
                                                                -----------        -----------       -----------
Net cash provided (used) by
 financing activities                                           (7,762,480)          1,454,794           871,994
                                                                -----------          ---------           -------
Net Change in Cash and Cash Equivalents                              96,951          (962,469)         1,954,404
Cash and Cash Equivalents,
 beginning of year                                                2,992,339          3,954,808         2,000,404
                                                                  ---------          ---------         ---------
Cash and Cash Equivalents,
 end of year                                                     $3,089,290         $2,992,339        $3,954,808
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

Fiscal Year
         The Company's fiscal year ends on the Saturday nearest January 31 of the following calendar year. Fiscal years 1997 and 1996 contained 52 weeks, while fiscal year 1995 contained 53 weeks.

Cash and Cash Equivalents
         Cash and cash equivalents include temporary investments in short-term securities with original maturities of three months or less.

Merchandise Inventory
         Merchandise inventory is stated at the lower of cost (applied on a first-in, first-out basis using the retail inventory method) or market. Trade and purchase discounts are recorded as a reduction of inventory cost in the period in which the merchandise is received. Certain general and administrative costs associated with both the buying and distribution of merchandise from the retail distribution center to the stores are included in inventory. These costs were approximately $2,631,000 and $2,646,000 at January 31, 1998 and February 1, 1997, respectively. Purchasing, distribution and occupancy costs charged to cost of sales were approximately $43,807,000, $42,449,000 and $39,301,000 in fiscal years 1997, 1996 and 1995, respectively.

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

Computation of Net Income per Common Share
     Net income per common share is computed as net income divided by the weighted average number of common shares outstanding during the period. Diluted net income per common share ("Net income or earnings per common share") is computed as net income divided by the weighted average number of common shares outstanding during the period and common shares issuable under the Company's stock option plans (see Notes 9 and 11).

Store Preopening Expenses
         Costs associated with the opening of new stores are expensed as incurred.

Advertising
        The Company expenses advertising costs when the event advertised occurs.

     Advertising expense, included in selling, general and administrative expenses in the accompanying consolidated statements of income, was approximately $11,084,000, $11,497,000 and $11,900,000 in fiscal years 1997,
1996 and 1995, respectively.

Stock-Based Compensation
         Stock options are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

Financial Instruments
     The Company has certain financial instruments which include cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate their fair value because of their short maturities. As of January 31, 1998 and February 1, 1997 substantially all of the Company's long-term debt is at a short-term variable interest rate; therefore, the carrying value approximates market value.

Reclassifications
         Certain prior year balances have been reclassified to conform to the current year presentation.

 (2) Accounts Receivable

         The Company sells accounts receivable from its proprietary credit card to a third party credit provider, without recourse. The five-year agreement, which expires in January 2000, automatically renews unless terminated by either party or by mutual agreement.

         Under the agreement, the Company sells its receivables from in-house credit sales on a daily basis. Net proceeds from the sale of customer accounts receivable to the third party were approximately $105,287,000 for the year ended January 31, 1998, $104,232,000 for the year ended February 1, 1997 and $105,603,000 for the year ended February 3, 1996.

         The agreement allows the Company to repurchase the accounts receivable at the end of the five-year term and allows the purchaser to put the receivables back to the Company at face value in the event of a change in the Company's ownership. The net balance of accounts receivable held by the third party was approximately $86,386,000 at January 31, 1998, $75,698,000 at February 1, 1997
and $67,232,000 at February 3, 1996.

(3) Statements of Cash Flows

         The net change in current assets and liabilities reflected in the consolidated statements of cash flows was as follows:



                                                               Years Ended
                                                               -----------
                                          January 31,           February 1,          February 3,
                                             1998                  1997                 1996
                                           ---------             ---------           -----------

Increase (decrease) in cash and
 cash equivalents-
  Receivables                              $461,570              $709,342             $545,938
  Merchandise inventory                   3,471,217           (2,127,375)          (5,749,161)
  Prepaid expenses and other              (565,295)                57,768            (283,077)
  Accounts payable                      (4,211,781)             (211,629)            1,999,529
  Accrued expenses                        1,472,592               172,344            2,348,681
                                          ---------               -------            ---------
     Total                                 $628,303          $(1,399,550)         $(1,138,090)
                                           ========          ============         ============

     In addition to the transactions in the accompanying consolidated statements of cash flows, the Company acquired equipment under capital lease obligations of approximately $4,151,000, $1,601,000 and $789,000 during fiscal years 1997, 1996 and 1995, respectively.

(4) Other Assets and Deferred Charges

         Other assets and deferred charges, net of accumulated amortization, together with the related amortization methods and periods were as follows:

                                January 31,         February 1,            Amortization Methods
                                    1998                1997                and Periods
                                    ----                ----                 -----------

Covenants not to compete         $1,095,041          $1,324,348             Straight line over
                                                                           term of agreements
Trademarks and tradenames         1,067,405           1,112,482             Straight line over
                                                                                40 years
Deferred financing costs                                 69,805             Effective interest
                                                                             method over term
                                                                               of financing
Other                               343,650             492,917
                                    -------             -------
Total                            $2,506,096          $2,999,552
                                 ==========          ==========


(5) Accrued Expenses

         Accrued expenses consisted of the following:

                                        January 31,                February 1,
                                          1998                       1997
                                        ----------                 -----------
Payroll and related benefits           $3,252,177                 $2,430,673
Taxes other than income taxes           1,059,127                  1,138,246
Rent and other related costs            2,252,587                  2,307,074
Deferred revenues                       1,819,288                  1,830,652
Insurance premiums and reserve
 for self-insured claims                  378,415                  1,006,664
Reserve for earned discounts            1,140,000                    220,000
Reserve for store closing costs         1,115,211                          0
Other                                   3,733,354                  3,120,047
                                        ---------                  ---------

Total                                 $14,750,159                $12,053,356
                                      ===========                ===========


(6) Long-Term Bank and Other Debt

         Long-term bank and other debt consisted of the following:

                                         January 31,           February 1,
                                             1998                  1997
                                         ----------            -----------

Due to banks:
 Term notes                               $1,250,000            $2,250,000
 Working capital notes                     7,000,000            12,000,000
Other:
 Capital lease and other
  obligations                              5,392,505             3,142,751
                                           ---------             ---------
                                          13,642,505            17,392,751
Less current maturities                  (2,853,585)           (2,514,849)
                                         -----------           -----------
   Total                                 $10,788,920           $14,877,902
                                         ===========           ===========


         In February 1998, the Company entered into a new mortgage financing agreement and amended the existing bank credit agreement. The Company's bank credit agreement provided a $5,000,000 term loan and a working capital facility of $25,000,000, secured by substantially all of the Company's assets, except domestic inventory. This facility also provided for a swing line of credit of $3,000,000 with the Company's agent bank. The interest rate was either the bank's prime rate or LIBOR plus 1 1/4%, at the Company's option. The weighted average interest rate on borrowings was 7.2% and 7.3% for the fiscal years ended January 31, 1998 and February 1, 1997. The working capital facility could also be used to fund letters of credit. The working capital facility required an annual commitment fee of 1/2 of 1% of the average daily unused commitment. Term loan repayments were $250,000 per quarter.

         At January 31, 1998, the Company had approximately $18,198,000 combined availability under its working capital and swing line facilities, after considering outstanding letters of credit of approximately $2,802,000. The Company's peak borrowing under the working capital and swing line facilities during fiscal year 1997, including outstanding letters of credit, was $24,936,000 in October 1997. In fiscal years 1996 and 1995, the peak borrowings were $23,157,000 in November 1996 and $17,213,000 in November 1995,
respectively. The Company could prepay amounts outstanding under the working capital, term loan and swing line facilities without penalty.

         The bank credit agreement required that the Company maintain certain financial covenants, one of which was waived for fiscal year 1997, financial ratios and minimum levels of net worth and working capital. The bank credit agreement also restricted future liens and indebtedness, sales of assets, dividend payments and limited repurchases of the Company's common stock. Capital expenditures are restricted to $8,000,000 in 1998 and are adjusted annually thereafter based on net income.

         In each of the three fiscal years ended January 31, 1998, the Company entered into capital leases for data processing and point-of-sale equipment. The required lease payments for fiscal year 1998 approximate $2,170,000. At the end of the initial term of the leases, the Company has the option of purchasing the equipment at fair market value, or $1 in the case of the point-of-sale equipment, renewing the leases or turning in the equipment. Some of the capital lease agreements contain requirements and restrictions similar to those of the bank credit agreement.

         Cash interest paid was approximately $1,146,000, $901,000 and $753,000 during fiscal years 1997, 1996 and 1995, respectively.

         On February 27, 1998, the Company entered into a new mortgage financing agreement and extended its existing bank credit agreement. The new mortgage financing agreement provides a $6,919,000 mortgage facility with a seven-year term and a 20- year amortization period. The interest rate on the mortgage note is fixed at 7.5%. The note is secured by the land and buildings at the Company's corporate office. Proceeds from the mortgage note were used to repay the Company's outstanding term loan and to reduce amounts outstanding under the existing working capital facility. The existing bank credit agreement was amended to reduce the amount available from $25,000,000 to $22,000,000 and to increase the interest to the agent bank's prime rate or LIBOR plus 2 1/4%, at the Company's option. The agreement is secured by substantially all of the Company's assets with the exception of inventory and the assets securing the mortgage note mentioned above. Amounts available under the new agreement are based on the amounts of Company inventories and receivables. The new agreement expires June 30, 2001.

         Annual principal requirements on long-term bank and other debt, as adjusted for the new bank agreements discussed above, and capital lease principal and interest payments are approximately as follows:

                                      Principal on          Principal on         Interest on
                                              Bank               Capital             Capital
Fiscal Year                                   Debt                Leases              Leases               Total
-----------                           ------------           -----------          ----------

1998                                      $388,000            $1,853,000            $316,000          $2,557,000
1999                                       162,000             1,432,000             199,000           1,793,000
2000                                       174,000               835,000             121,000           1,130,000
2001                                     1,269,000               826,000              60,000           2,155,000
2002                                       203,000               443,000               9,000             655,000
Thereafter                               6,054,000                 3,000                   0           6,057,000
                                         ---------                 -----                   -           ---------
 Total                                  $8,250,000            $5,392,000            $705,000         $14,347,000
                                        ==========            ==========            ========         ===========


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

         Total rent expense for all operating leases was as follows:

                                             Years Ended
                         January 31,          February 1,         February 3,
                             1998                 1997                 1996
                          ----------          ----------          -----------

Minimum rentals          $21,144,808          $20,401,261          $18,802,621
Contingent rentals           298,296              334,871              444,282
                             -------              -------              -------
Total                    $21,443,104          $20,736,132          $19,246,903
                         ===========          ===========          ===========

         At  January  31,  1998,   future  minimum  rental  payments  under  all
noncancelable operating leases with initial or remaining lease terms of one year or more were approximately as follows:

Fiscal Year:

1998                             $19,933,000
1999                              16,895,000
2000                              13,494,000
2001                               9,547,000
2002                               6,294,000
Thereafter                         8,063,000
                                   ---------
  Total                          $74,226,000
                                 ===========


(8) Income Taxes

         Components of the provision for income taxes were as follows:

                                   Years Ended
                                   -----------
                      January 31,           February 1,       February 3,
                         1998                  1997              1996
                      ----------            ----------         ----------

Current:
 Federal              $2,021,000            $2,062,000        $3,294,000
 State                   184,000                66,000           467,000
Deferred             (1,620,000)           (1,128,000)       (1,321,000)
                     -----------           -----------       -----------
  Total                 $585,000            $1,000,000        $2,440,000
                        ========            ==========        ==========


         Income  taxes  paid  were  approximately  $1,294,000,   $1,695,000  and
$3,335,000 for fiscal years 1997, 1996 and 1995, respectively.

         A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate to income before income taxes is as follows:

                                                                   Years Ended
                                                                   -----------
                                                January 31,         February 1,           February 3,
                                                   1998                1997                  1996
                                                   ----                ----                  ----

Statutory federal income tax rate                  35.0%               35.0%               35.0%
State income taxes, net of federal benefit         (3.2)                 1.2                 3.0
Goodwill amortization                               54.7                11.3                 6.6
Benefit of graduated federal
 income tax rate on income
 under $10,000,000                                 (1.0)               (1.0)               (1.0)
Meals and entertainment, penalties
 and other                                           7.5               (2.8)                 0.4
                                                     ---               -----                 ---
   Total                                           93.0%               43.7%               44.0%
                                                   =====               =====               =====


         Deferred income taxes result from differences in the timing of recognition of revenues and expenses for financial reporting and income tax purposes. The components of the Company's net deferred income tax asset are as follows:



                                                             January 31,         February 1,
                                                                1998                1997
                                                              ----------          ---------

Deferred income tax assets:
 Difference in book and tax bases of property
  and equipment                                               $1,972,000          $1,934,000
 Reserves established for deferred revenues
  and estimated costs                                          3,120,000           1,724,000
 State income tax net operating loss carryforwards               286,000             230,000
                                                                 -------             -------
                                                               5,378,000           3,888,000
                                                               ---------           ---------

Deferred income tax liabilities:
 Difference in book and tax bases of trademarks
  and  tradenames and other intangible assets                (2,439,000)         (2,206,000)
                                                             -----------         -----------
     Net deferred income tax asset                            $2,939,000          $1,682,000
                                                              ==========          ==========


         The deferred income tax asset recorded in the accompanying consolidated balance sheets represents potential future income tax benefits. These future income tax benefits are expected to be realized through the reduction of income taxes otherwise payable when reversals of temporary differences between the financial reporting and income tax bases of the Company's assets and liabilities occur.

(9) Employee Benefit Plans

         The Company has established the Catherines, Inc. Retirement Savings & Profit Sharing Plan for all eligible associates. This plan allows participants to defer up to 15% of their income and receive matching employer contributions on a portion of that deferral. The Company has also established a nonqualified retirement savings plan for certain officers and key executives. Those employees who participate in this plan may defer up to 20% of their income and receive a matching employer contribution on a portion of that deferral. Participants in these plans become fully vested in the Company's contribution over five years. The Company made contributions of approximately $218,000, $217,000 and $235,000 in fiscal years 1997, 1996 and 1995, respectively.

         The Profit Sharing Plan allows the Company to contribute additional amounts at the discretion of the Board of Directors. Any such amounts contributed are to be allocated equally among all eligible participants. The Board of Directors authorized discretionary contributions of $120,000 and $153,000 for the fiscal years ended February 1, 1997 and February 3, 1996, respectively. The Company has accrued approximately $163,000 for discretionary contributions at January 31, 1998.

         The Company has three stock option plans; the 1994 Omnibus Incentive Plan (the "1994 Plan"), the 1992 Nonqualified Stock Option Plan (the "1992 Plan") and the 1990 Performance Units Plan (the "1990 Plan"), and an employee stock purchase plan (the "ESPP"). The Company accounts for these plans using the intrinsic value method, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income and net income per common share would have been reduced to the following pro forma amounts:

Year Ended                    1997                 1996                1995
                              ----                 ----                ----

Net Income (Loss):
As reported                $43,697           $1,285,974          $3,110,513
Pro forma                (383,374)              911,721           2,893,512

Net Income (Loss) per
Common Share:
As reported                  $0.01                $0.17               $0.40
Pro forma                  $(0.05)                $0.12               $0.37

         The  effect on fiscal  year  1997,  1996 and 1995 pro forma net  income
(loss) and net income per common share of expensing the estimated fair value of stock options is not necessarily representative of the effect on reported earnings in future years due to the vesting period of stock options and the potential for issuance of additional stock options in future years.

         The weighted average fair value of options granted in fiscal years 1997, 1996 and 1995 were $2.52, $6.48 and $5.51, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal years 1997, 1996 and 1995:

Year Ended                          1997             1996             1995
                                    ----             ----             ----

Risk-free interest rate             6.0%             6.6%             7.3%
Price volatility                   60.8%            51.9%            52.2%
Expected term                    4 years          4 years          4 years


         Under the 1994 Plan, a committee of the Board of Directors may grant options to key employees to purchase up to 650,000 shares of the Company's common stock at not less than the fair market value at the date of the grant. Nonemployee directors are automatically granted options each year to purchase the Company's common stock at fair market value on the date of the Company's annual meeting. All options become exercisable equally over four years beginning one year from the date of the grant and expire in ten years. If not exercised, these options revert back to the plan and can be reissued as new options. The number of options available to be granted under this plan at January 31, 1998 was 69,750. All options available under the 1992 Plan and the 1990 Plan have been granted.

         A summary of the Company's stock option plans at January 31, 1998, February 1, 1997 and February 3, 1996 and changes during the years then ended is presented in the table and narrative below:

                                                                Weighted
                                     Option                      Average
                                     Shares               Exercise Price
                                     ------               --------------
Outstanding,
 beginning of year 1995             615,200                        $8.93
Granted                             190,000                         7.57
Exercised                           (7,000)                         1.67
Forfeited                          (24,000)                        12.46
                                   --------
Outstanding, end of year            774,200                        $8.55
                                    =======
Exercisable, end of year            412,200

Outstanding,
 beginning of year 1996             774,200                        $8.55
Granted                             166,500                         9.06
Exercised                           (3,600)                         1.67
Forfeited                           (4,000)                         8.25
                                    -------
Outstanding, end of year            933,100                        $8.66
                                    =======
Exercisable, end of year            530,350

Outstanding,
 beginning of year 1997             933,100                        $8.66
Granted                             153,750                         4.84
Exercised                           (8,000)                         1.67
Forfeited                          (73,000)                         8.55
                                   --------
Outstanding, end of year          1,005,850                        $8.13
                                  =========
Exercisable, end of year            646,288


         A summary by price range is as follows:

Option price range                $1.67 - $10.00                $10.50 - $16.00
                                  --------------                ---------------
Options in this range                    785,850                        220,000
Weighted average price                     $6.49                         $14.01
Contractual life                       6.9 years                      6.0 years
Options exercisable                      426,288                        220,000
Weighted average price                     $5.95                         $14.01



         The ESPP allows full-time employees with at least one year of service to contribute 1% to 10% of their pay towards the purchase of the Company's common stock up to a maximum of $25,000. Purchases are made quarterly at the lesser of 85% of the stock's closing market price on the first or last business day of the quarter. During fiscal years 1997, 1996 and 1995; 31,414, 24,382 and 24,176 common shares were purchased under the ESPP, respectively. Net proceeds were approximately $125,000, $158,000 and $193,000 for fiscal years 1997, 1996 and 1995, respectively. There are 124,193 shares remaining available under the ESPP. The weighted average fair value of shares sold in fiscal year 1997 was $4.43.

         The Company has employment agreements with each of its three most senior officers. The agreements provide for severance payments if the executives are terminated for other than cause, varying from one-and-one-half to two years' salary and bonus. If all three officers were terminated, the Company's maximum obligation would be approximately $2,900,000. In the event that an executive is entitled to severance payments he is also entitled to the continuation of health and insurance benefits and certain additional retirement benefits pursuant to executive annuity and life insurance agreements for a specified period of time following termination of employment. One agreement will expire on January 31, 1999. The remaining agreements expire June 1, 1999 and are automatically extended for additional one-year periods unless either party gives notice of termination at least one year prior to the expiration date.

(10) Write-down of Store Assets and Store Closing Costs

         In the fourth quarter of 1995, the Company implemented the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized.

         In late 1997, the Company committed to a plan to close 30 underperforming stores upon lease termination or by settlement with the landlord. The Company anticipates closing the majority of these stores in 1998. The estimated cash cost to close these stores is approximately $1,115,000 and is included in accrued expenses in the accompanying financial statements.

         The following table reflects the pre-tax charges incurred by the Company during the three fiscal years ended January 31, 1998 for the write-down of goodwill, leasehold improvements and furniture and fixtures of underperforming stores under the provisions of SFAS 121, the costs of stores closed and the anticipated costs of future store closings.



                                         1997                       1996                   1995
                                         ----                       ----                   ----
                                       Stores          Amount     Stores       Amount    Stores            Amount
                                       ------          ------     ------       ------    ------

Write-off of impaired
 assets under SFAS 121                      7        $565,000         14     $944,000        40        $1,957,000
Costs incurred to close
 stores                                    20       1,158,000          9       12,000        12           779,000
Estimated costs of future
 store closings                            30       1,942,000          0            0         0                 0
                                           --       ---------        -----    -------       ----     ------------
   Total                                   57      $3,665,000         23     $956,000        52        $2,736,000
                                           ==      ==========         ==     ========        ==        ==========



         During 1997, approximately $700,000 of cash payments were made related to the stores closed.

(11)  Net Income per Common Share

         The reconciliation of net income per common share and diluted net income per common share is as follows:

                                                                        Diluted
                                Net Income                            Net Income
                                       Per            Stock              Per
                              Common Share          Options         Common Share
1997:
Net income                         $43,697                              $43,697
Weighted average shares          7,212,655           70,660           7,283,315
                                 ---------                            ---------
Per share amount                     $0.01                                $0.01
                                     =====                                =====

1996:
Net income                      $1,285,974                           $1,285,974
Weighted average shares          7,479,976           90,812           7,570,788
                                 ---------                            ---------
Per share amount                     $0.17                                $0.17
                                     =====                                =====

1995:
Net income                      $3,110,513                           $3,110,513
Weighted average shares          7,656,753          196,837           7,853,590
                                 ---------                            ---------
Per share amount                     $0.41                                $0.40
                                     =====                                =====


         Options to purchase approximately 660,000 shares of common stock at prices ranging from $7.25 to $16.00 per share were outstanding during fiscal 1997 but were not included in the computation of diluted net income per share because the exercise prices were greater than the average market price of the common shares.

(12) Quarterly  Financial  Data  (Unaudited)
(Dollars in thousands,  except per share data)

Fiscal Year Ended January 31, 1998
----------------------------------

                                               First          Second       Third(4)     Fourth(5)          Total
                                               -----          ------       -------      ---------         ------

Net Sales                                    $70,968         $70,664        $67,670       $67,850       $277,152
Operating Income (Loss)                        2,369           3,138            484       (4,067)          1,924
Net Income (Loss)                             $1,213          $1,654            $72      $(2,895)            $44
Weighted Average Number of
 Common and Common
 Equivalent Shares                             7,260           7,260          7,294         7,318          7,283
Diluted Earnings (Loss)
 per Share(1)                                  $0.17           $0.23          $0.01       $(0.40)          $0.01


Fiscal Year Ended February 1, 1997
----------------------------------

                                               First          Second          Third     Fourth(3)          Total
                                               -----          ------          -----     ---------         ------

Net Sales                                    $70,464         $68,833        $65,642       $63,063       $268,002
Operating Income (Loss)                        3,901           3,248            376       (4,112)          3,413
Net Income (Loss)                             $2,155          $1,736            $41      $(2,646)         $1,286
Weighted Average Number of
 Common and Common
 Equivalent Shares(2)                          7,834           7,870          7,504         7,249          7,571
Diluted Earnings (Loss)
 per Share(1)                                  $0.28           $0.22          $0.01       $(0.36)          $0.17




1 The sum of the quarterly earnings per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter while the full year is based on the annual weighted average common and common equivalent shares outstanding.

2 In the third quarter of fiscal year 1996, the Company repurchased 509,500 shares of its outstanding common stock.

3 Includes asset impairment charges of approximately $944,000 before taxes, or $0.07 per common share after taxes.

4 Includes closed store costs of approximately $639,000 before taxes, or $0.06 per common share after taxes.

5 Includes asset impairment and store closing costs of approximately $2,851,000 before taxes, or $0.26 per common share after taxes.

SELECTED FINANCIAL DATA

                                                                         Fiscal Year
                                                                         -----------
                                            1997(5)       1996(4)         1995(3)           1994          1993
                                            -------       -------         -------           ----          ----

(Dollars  in  thousands,  except  per share and per  square  foot  data)

Income Statement Data:
Net sales                                   $277,152     $268,002        $274,130       $256,427        $244,743
Operating income                              1,924         3,413           6,494         10,550          13,339
Net income                                       44         1,286           3,111          5,600           7,325
                                                 ==         =====           =====          =====           =====
Net income per common share                   $0.01         $0.17           $0.41          $0.72           $0.94
                                              =====         =====           =====          =====           =====
Diluted net income per
 common share                                 $0.01         $0.17           $0.40          $0.71           $0.91
                                              =====         =====           =====          =====           =====

Weighted average number
 of common shares
 outstanding(1)(2)                          7,212,655   7,479,976       7,656,753      7,724,135       7,830,191
                                            =========   =========       =========      =========       =========

Weighted average number
 of common and common
 equivalent shares
 outstanding(1)(2)                          7,283,315   7,570,788       7,853,590      7,894,722       8,054,150
                                            =========   =========       =========      =========       =========

Balance Sheet Data:
Working capital                             $21,163       $22,209         $21,212        $18,749         $18,172
Total assets                                120,283       125,365         121,459        113,335         105,428
Long-term debt                               10,789        14,878           7,719          6,387           4,974

Selected Operating Data:
Comparable store net sales
increase (decrease)                            3.1%         -5.3%            0.4%          -0.4%            2.7%
Number of stores
 Beginning of year                              457           432             404            375             352
  Opened                                          6            34              40             35              25
  Closed                                         20             9              12              6               2
 End of year                                    443           457             432            404             375
Total square feet at end
 of year (in 000's)                           1,627         1,664           1,516          1,404           1,239
Average net sales per store                    $616          $603            $656           $658            $673
Average net sales per
 square foot                                   $168          $169            $188           $194            $203


(1) The Company repurchased 509,500 and 300,000 shares of its outstanding common stock in 1996 and 1994, respectively.

(2) In April 1993, the Company sold 377,000 shares of common stock to partially fund the acquisition, construction and renovation of its corporate office and distribution center.

(3) In the fourth quarter of 1995, the Company implemented the provisions of SFAS 121 and closed 12 stores resulting in a pre-tax charge of $2,736,000, or $0.23 per common share after taxes.

(4) Includes asset impairment charges of $944,000 before taxes, or $0.07 per common share after taxes.

(5)  Includes  asset   impairment  and  store  closing  costs  before  taxes  of
approximately $3,665,000, or $0.34 per common share after taxes.

MARKET PRICE INFORMATION

     The Company's Common Stock is traded on the National Market System of the National Association of Security Dealers, Inc. Automated Quotation System (the "NASDAQ National Market System") under the symbol "CATH." The following table sets forth, for each quarterly period in the two most recent fiscal years, the high and low sales price per share of the Company's Common Stock as reported on the NASDAQ National Market System.




                                                       High            Low
1996:
 1st Quarter..............................           10 1/4          6 1/8
 2nd Quarter.............................            10 1/4          8 1/4
 3rd Quarter..............................            8 1/2          5 1/2
 4th Quarter..............................            6 1/4          4 5/8
1997:
 1st Quarter..............................            5 7/8          4 3/4
 2nd Quarter.............................             4 3/4          3 3/8
 3rd Quarter..............................            6 5/8          4 3/8
 4th Quarter..............................            7 1/8          5 5/8
1998:
 1st Quarter (through April 1 )                       8 3/8          6 1/4

         The last reported sale price per share of the Common Stock as reported on the NASDAQ National Market System on April 1, 1998 was $8.125. As of April 1, 1998, there were 230 holders of record of the Common Stock.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Catherines Stores Corporation:

         We have audited the accompanying consolidated balance sheets of CATHERINES STORES CORPORATION (a Tennessee corporation) and subsidiaries as of January 31, 1998 and February 1, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catherines Stores Corporation and subsidiaries as of January 31, 1998 and February 1, 1997, and the consolidated results of their operations and their cash flows for each of the three fiscal years ended January 31, 1998, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP
Memphis, Tennessee,
March 10, 1998.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

         Catherines Stores Corporation's management is responsible for the fair presentation of the consolidated financial statements and the related financial data presented in this annual report. The statements were prepared in accordance with generally accepted accounting principles and include amounts determined by management's estimates and judgments, based on currently available information, which it believes are reasonable under the circumstances. Actual results could differ from those estimates.

         The Company maintains a system of internal controls which management believes provides reasonable assurance that the financial statements are reliably prepared, assets are properly accounted for and safeguarded, and transactions are properly recorded and authorized. The concept of reasonable assurance implies that the cost of controls should not exceed their benefits, recognizing that limitations exist within any system.

         The Board of Directors oversees management's administration of the Company's financial and accounting policies and the practices and preparation of the financial statements. The Audit Committee, which consists of four nonmanagement directors, meets regularly with management and the independent public accountants to review their activities. The independent public accountants have direct access to the Audit Committee and meet regularly with the Audit Committee, with and without management representatives present.

                                                    David C. Forell
                                                    Executive Vice President
                                                    and Chief Financial  Officer

DIRECTORS

Bernard J. Wein
Chairman of the Board, President and Chief Executive Officer

David C. Forell
Executive Vice President and Chief Financial Officer

Stanley H. Grossman
Executive Vice President and Secretary

James H. Lindy
Principal, Lindy and Associates

Allen B. Morgan, Jr.
Chairman and Chief Executive Officer, Morgan Keegan and Co., Inc.

Wellford L. Sanders, Jr.
Managing Director - Wheat First Union

Elliot J. Stone
Management Consultant, Former Chairman of Jordan Marsh
Department Stores

OTHER CORPORATE OFFICERS

E. Glenn Irelan
Executive Vice President/Stores, Marketing and Real Estate

James A. Spector
Senior Vice President/Human Resources

Wayne Carpenter
Vice President/Loss Prevention

Dorothy M. Dawson
Vice President/Treasurer

GiGi DeJesus-Frerichs
Vice President/Product Development

Donna B. Giles
Vice President/Stores

Robin C. Joseph
Vice President/Merchandising

Morrison B. Kimball
Vice President/Distribution Center

Joan E. Munsee
Vice President/Merchandising

Teresa Rio
Vice President/Merchandising

William D. Serex
Vice President/Real Estate

David S. Silberman
Vice President/Merchandising

Donna L. Thomas
Vice President/Merchandising

D. Jill Evans
Controller

Joseph M. Gohn
Assistant Secretary

SHAREHOLDER INFORMATION

Annual Meeting
         The Annual Meeting of Shareholders will be held at 10:00 a.m. at the executive offices of the Company, 3742 Lamar Avenue, Memphis, Tennessee on Wednesday, June 3, 1998.

Executive Offices
         3742 Lamar Avenue
         Memphis, TN  38118
         www.dforell@catherines.com

Common Stock Listing
         NASDAQ National Market System
         Symbol: CATH

Independent Public Accountants
         Arthur Andersen LLP
         Memphis, TN  38103

Legal Counsel
         Waring Cox, PLC
         Memphis, TN  38103

Transfer Agent and Registrar
         ChaseMellon Shareholder Services, L.L.C.
         Overpeck Centre
         85 Challenger Road
         Ridgefield Park, NJ 07660
         www. chasemellon.com

Form 10-K
         A copy of Form 10-K filed by the Company with the Securities and Exchange Commission for the fiscal year ended January 31, 1998 may be obtained by shareholders without charge upon written request to David C. Forell, Executive Vice President and Chief Financial Officer, at the Executive Offices of the Company or at www.sec.gov keyword: Catherines.